UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Joong Suk Oh
(Signature)
Name: Joong Suk Oh
Title: Senior Vice President

Date: March 12, 2021

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2020 and 2019

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of SK Telecom Co., Ltd. (the “Company”) which comprise the separate statements of financial position as of December 31, 2020 and 2019 and the separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2020 and 2019, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with the Korean Standards on Auditing, the Company’s Internal Control over Financial Reporting as of December 31, 2020, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 11, 2021 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter

Without qualifying our opinion, we draw attention to the following:

As described in Note 3 to the separate financial statements, the Company retrospectively applied changes in accounting policies regarding the method of determining lease term and restated the comparative financial statements as of and for the year then ended December 31, 2019.

Key Audit Matter

Key audit matter communicated below is a matter that, in our professional judgment, was of most significance in our audit of the separate financial statements as of and for the year ended December 31, 2020. This matter was addressed in the context of our audit of the separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on this matter.

1.	Revenue Recognition

As described in note 4 (21) and 27 of the separate financial statements, the Company’s revenue from cellular services is primarily generated from the provision of a variety of telecommunications services at various rate plans and products. Revenue from wireless service amounted to ~~W~~9,989,461 million in 2020. It is recognized based on data from complex information technology systems that process large volume of transactions with subscribers. Therefore, we have identified revenue recognition related to the Company’s wireless service as a key audit matter due to the complexity of information technology systems involved and the revenue recognition standard applied.

The primary procedures we performed to address this key audit matter included:

•

Testing certain internal controls relating to the Company’s revenue recognition process, including information technology (IT) systems used for the purposes of revenue recognition. Specifically, we assessed the IT system environment for data records, rating and billing systems, which aggregate data used for revenue recognition for voice usage, text and mobile data services, generate customer bills and support measurement of revenue.

•	Comparing a sample of revenue transactions to supporting evidence, such as customer bills, rating system information, subscriber contracts, and cash received where applicable.

•

Inspecting major contracts with subscribers to assess the Group’s revenue recognition policies based on the terms and conditions as set out in the contracts, with reference to the requirements of K-IFRS No. 1115.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine this matter that was of most significant in the audit of the separate financial statements of the current period and is therefore the key audit matter. We describe this matter in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. (the “Company”)

SEPARATE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019, AND

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

The accompanying separate financial statements, including all footnote disclosures, were prepared by, and are the responsibility of, the Company.

Park, Jung-Ho

Chief Executive Officer

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Assets
Current Assets:
Cash and cash equivalents	34,35	~~W~~	329,208	497,282
Short-term financial instruments	5,34,35		516,000	234,000
Short-term investment securities	9,34,35		31,854	31,920
Accounts receivable – trade, net	6,34,35,36		1,503,552	1,479,971
Short-term loans, net	6,34,35,36		89,280	57,751
Accounts receivable – other, net	3,6,34,35,36,37		434,713	506,642
Contract assets	8,35		8,388	7,173
Prepaid expenses	3,7		2,052,515	1,959,122
Guarantee deposits	6,34,35,36		51,069	73,345
Prepaid income taxes	31		—	70,528
Derivative financial assets	19,34,35,38		8,704	26,253
Inventories, net			5,181	11,125
Advanced payments and others	6,34,35		16,651	43,353

		5,047,115		4,998,465

Non-Current Assets:
Long-term financial instruments	5,34,35		354	382
Long-term investment securities	9,34,35		983,688	510,633
Investments in subsidiaries, associates and joint ventures	10,39		11,357,504	10,578,158
Property and equipment, net	3,11,12,36		9,157,548	9,052,709
Goodwill	13		1,306,236	1,306,236
Intangible assets, net	14		2,665,083	3,461,152
Long-term loans, net	6,34,35,36		6,518	7,474
Long-term accounts receivable – other	3,6,34,35,37		348,335	335,574
Long-term contract assets	8,35		22,844	23,724
Long-term prepaid expenses	3,7		903,961	1,134,737
Guarantee deposits	6,34,35,36		110,555	108,141
Long-term derivative financial assets	19,34,35,38		76,461	99,998
Other non-current assets			249	249

		26,939,336		26,619,167

		~~W~~	31,986,451	31,617,632

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2020 and 2019

(In millions of won)	Note	December 31, 2020		December 31, 2019
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	34,35,36	~~W~~	1,955,472	2,266,958
Contract liabilities	8		83,216	88,257
Withholdings	34,35		659,181	685,822
Accrued expenses	3,34,35		724,992	793,252
Income tax payable	31		154,144	—
Provisions	3,17		43,437	47,786
Current installments of long-term debt, net	15,34,35,38		712,105	520,292
Lease liabilities	3,34,35,36,38		313,422	319,519
Current installments of long-term payables – other	16,34,35,38		424,600	423,839
Other current liabilities	34,35		5,835	20,019

		5,076,404		5,165,744

Non-Current Liabilities:
Debentures, excluding current installments, net	15,34,35,38		6,175,576	5,900,829
Long-term borrowings, excluding current installments, net	15,34,35,38		6,167	19,777
Long-term payables – other	16,34,35,38		1,141,723	1,544,699
Long-term contract liabilities	8		8,110	11,342
Long-term derivative financial liabilities	19,34,35,38		362,002	—
Long-term lease liabilities	3,34,35,36,38		999,776	856,385
Long-term provisions	3,17		55,953	41,145
Deferred tax liabilities	3,31		756,873	642,601
Defined benefit liabilities	18		7,421	25,093
Other non-current liabilities	34,35		46,588	26,118

		9,560,189		9,067,989

Total Liabilities			14,636,593	14,233,733

Shareholders’ Equity:
Share capital	1,20		44,639	44,639
Capital surplus and others	20,21,22,23		289,134	715,619
Retained earnings	3,24,25		16,684,640	16,672,947
Reserves	26		331,445	(49,306)

Total Shareholders’ Equity			17,349,858	17,383,899

		~~W~~	31,986,451	31,617,632

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Operating revenue:	3,27,36
Revenue		~~W~~	11,746,630	11,421,342
Operating expenses:	3,36
Labor			804,982	783,124
Commission	7		4,647,773	4,419,845
Depreciation and amortization	3		2,841,755	2,776,140
Network interconnection			555,846	565,084
Leased lines			215,878	213,673
Advertising			114,794	154,124
Rent	3		121,032	123,517
Cost of goods sold			436,013	479,605
Others	28		985,490	954,427

			10,723,563	10,469,539

Operating profit			1,023,067	951,803

Finance income	3,30		377,947	615,571
Finance costs	3,30		(256,737)	(280,247)
Other non-operating income	3,29		82,673	76,928
Other non-operating expenses	3,29		(273,655)	(110,627)
Loss relating to investments in subsidiaries, associates and joint ventures, net	10		(11,840)	(68,550)

Profit before income tax			941,455	1,184,878

Income tax expense	3,31		182,663	204,987

Profit for the year		~~W~~	758,792	979,891

Earnings per share:	3,32
Basic earnings per share (in won)		~~W~~	10,221	13,393
Diluted earnings per share (in won)			10,219	13,393

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Profit for the year		~~W~~	758,792	979,891

Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	18		(2,325)	(40,720)
Valuation gain (loss) on financial assets at fair value through other comprehensive income	26,30		366,600	(13,972)
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of derivatives	19,26,30		15,507	35,004

Other comprehensive income (loss) for the year, net of taxes			379,782	(19,688)

Total comprehensive income		~~W~~	1,138,574	960,203

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(In millions of won)
				Capital surplus and others						Retained earnings	Reserves
	Note	Share capital		Paid-in surplus	Treasury shares	Hybrid bonds	Share option	Other	Sub-total			Total equity
Balance, January 1, 2019 (As reported)		~~W~~	44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,442,560	(40,265)	16,862,258
Changes in Accounting Policies	3		—	—	—	—	—	—	—	(5,393)	—	(5,393)

Balance, January 1, 2019 (Restated)			44,639	2,915,887	(1,979,475)	398,759	1,007	(920,854)	415,324	16,437,167	(40,265)	16,856,865
Total comprehensive Income (loss):
Profit for the year			—	—	—	—	—	—	—	979,891	—	979,891
Other comprehensive loss	18,19,26,30		—	—	—	—	—	—	—	(10,647)	(9,041)	(19,688)

			—	—	—	—	—	—	—	969,244	(9,041)	960,203

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(646,828)	—	(646,828)
Interim dividends	33		—	—	—	—	—	—	—	(71,870)	—	(71,870)
Share option	23		—	—	—	—	295	—	295	—	—	295
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Disposal of treasury shares	21		—	—	282,478	—	—	17,522	300,000	—	—	300,000

			—	—	282,478	—	295	17,522	300,295	(733,464)	—	(433,169)

Balance, December 31, 2019		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899

Balance, January 1, 2020		~~W~~	44,639	2,915,887	(1,696,997)	398,759	1,302	(903,332)	715,619	16,672,947	(49,306)	17,383,899
Total comprehensive Income (loss):
Profit for the year			—	—	—	—	—	—	—	758,792	—	758,792
Other comprehensive income (loss)	18,19,26,30		—	—	—	—	—	—	—	(969)	380,751	379,782

			—	—	—	—	—	—	—	757,823	380,751	1,138,574

Transactions with owners:
Annual dividends	33		—	—	—	—	—	—	—	(658,228)	—	(658,228)
Interim dividends	33		—	—	—	—	—	—	—	(73,136)	—	(73,136)
Share option	23		—	—	—	—	179	—	179	—	—	179
Interest on hybrid bonds	22		—	—	—	—	—	—	—	(14,766)	—	(14,766)
Acquisition of treasury shares	21		—	—	(426,664)	—	—	—	(426,664)	—	—	(426,664)

			—	—	(426,664)	—	179	—	(426,485)	(746,130)	—	(1,172,615)

Balance, December 31, 2020		~~W~~	44,639	2,915,887	(2,123,661)	398,759	1,481	(903,332)	289,134	16,684,640	331,445	17,349,858

See accompanying notes to the separate financial statements

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the year		~~W~~	758,792	979,891
Adjustments for income and expenses	38		3,361,118	2,898,842
Changes in assets and liabilities related to operating activities	38		169,589	(703,093)

			4,289,499	3,175,640
Interest received			20,283	28,388
Dividends received			285,040	525,045
Interest paid			(212,921)	(226,652)
Income tax refund(paid)			5,908	(311,680)

Net cash provided by operating activities			4,387,809	3,190,741

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	16,217
Collection of short-term loans			69,754	107,996
Decrease in long-term financial instruments			28	—
Proceeds from disposals of long-term investment securities			790	223,619
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			659	—
Proceeds from disposal of property and equipment			89,922	10,767
Proceeds from disposal of intangible assets			4,475	3,843
Collection of lease receivables			—	6,881

			165,628	369,323
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(282,000)	(135,000)
Increase in short-term loans			(100,739)	(111,686)
Acquisition of long-term investment securities			(827)	(321,124)
Acquisition of investments in subsidiaries, associates and joint ventures			(277,465)	(379,821)
Acquisition of property and equipment			(2,480,297)	(2,304,512)
Acquisition of intangible assets			(81,352)	(109,853)
Cash outflow for spin-off			(121,100)	—

			(3,343,780)	(3,361,996)

Net cash used in investing activities		~~W~~	(3,178,152)	(2,992,673)

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2020 and 2019

(In millions of won)	Note	2020		2019
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	1,062,500	1,195,274
Cash inflows from settlement of derivatives			36,691	12,426
Proceeds from disposal of treasury shares			—	300,000

			1,099,191	1,507,700
Cash outflows for financing activities:
Repayments of long-term borrowings			(13,624)	(12,882)
Repayments of long-term payables – other			(425,349)	(425,349)
Repayments of debentures			(515,500)	(550,000)
Payments of cash dividends			(731,364)	(718,698)
Payments of interest on hybrid bonds			(14,766)	(14,766)
Repayments of lease liabilities			(349,656)	(364,614)
Acquisition of treasury shares			(426,664)	—

			(2,476,923)	(2,086,309)

Net cash used in financing activities			(1,377,732)	(578,609)

Net decrease in cash and cash equivalents			(168,075)	(380,541)
Cash and cash equivalents at beginning of the year			497,282	877,823
Effects of exchange rate changes on cash and cash equivalents			1	—

Cash and cash equivalents at end of the year		~~W~~	329,208	497,282

See accompanying notes to the separate financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (“DRs”) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2020, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	21,624,120	26.78
National Pension Service	8,853,906	10.97
Institutional investors and other shareholders	39,582,507	49.02
Kakao Co., Ltd.	1,266,620	1.57
Treasury shares	9,418,558	11.66

	80,745,711	100.00

2.	Basis of Preparation

These separate financial statements were prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, etc. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent or an investor with joint control of or significant influence over an investee, in which the investments are accounted for at cost less impairment, if any.

The separate financial statements were authorized for issuance by the Board of Directors on February 2, 2021, which will be submitted for approval at the shareholders’ meeting to be held on March 25, 2021.

(1)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments measured at fair value;

•	financial instruments measured at fair value through profit or loss (“FVTPL”);

•	financial instruments measured at fair value through other comprehensive income (“FVOCI”);

•	liabilities (assets) for defined benefit plans recognized at the total present value of defined benefit obligations less the net of the fair value of plan assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(2)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the currency of the primary economic environment in which the Company operates.

(3)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period prospectively.

1) Critical judgments

Information about critical judgments in applying accounting policies that have most significant effects on the amounts recognized in the separate financial statements is included in notes for the following areas: financial risk management.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes: loss allowance (notes 6 and 35), estimated useful lives of costs to obtain a contract (notes 4 (21), and 7), property and equipment and intangible assets (notes 4 (7), (9), 11 and 14), impairment of goodwill (notes 4 (11) and 13), recognition of provision (notes 4 (16) and 17), measurement of defined benefit liabilities (notes 4 (15) and 18), and recognition of deferred tax assets (liabilities) (notes 4 (23) and 31).

3) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values including Level 3 fair values, and the measurement of fair value is reviewed is directly reported to the finance executives.

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

2.	Basis of Preparation, Continued

(3)	Use of estimates and judgments, Continued

3)	Fair value measurement, Continued

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in note 35.

3.	Changes in accounting policies

The Company has initially adopted Interest Rate Benchmark Reform (Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument- Recognition and Measurement, K-IFRS No. 1107, Financial Instruments: Disclosures) from January 1, 2020. A number of other new standards are effective from January 1, 2020, but they do not have a material effect on the Company’s separate financial statements.

The Company applied the interest rate benchmark reform amendments retrospectively to hedging relationships that existed at January 1, 2020 or were designated thereafter and that are directly affected by interest rate benchmark reform. These amendments also apply to the gain or loss accumulated in the cash flow hedging reserve that existed at January 1, 2020. The details of the accounting policies are disclosed in note 4 (6). See also note 35 for related disclosures about risk and hedge accounting.

During the annual period ended December 31, 2020, the Company changed its accounting policy by applying agenda decision, Lease Term and Useful Life of Leasehold Improvements (IFRS 16 Leases and IAS 16 Property, Plant and Equipment)—November 2019, published by International Financial Reporting Interpretations Committee (“IFRIC”) on December 16, 2019.

Prior to the changes in accounting principles, the Company determined the lease term based on the assumption that the right to extent or terminate the lease is no longer enforceable if a lease contract requires the counterparty’s consent to be extended. The Company now determines the lease term as the non-cancellable period of a lease, together with both: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. In the assessing the periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option, the Company considered if it would incur a penalty on termination that is more than insignificant.

The Company has retrospectively applied the changes in its accounting policies in connection with the IFRIC agenda decision in accordance with K-IFRS No. 1008 Accounting Policies, Changes in Accounting Estimates and Errors and restated its comparative financial statements.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

The following table summarizes the impacts of the change in accounting policy on the Company’s separate financial statements on the current and prior periods.

(1)	Statements of financial position

(In millions of won)
(Unaudited)	As of September 30, 2020 (*)
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	702,082	6,179	708,261
Prepaid expenses		2,958,517	(10,922)	2,947,595
Property and equipment, net		8,131,623	919,163	9,050,786

	~~W~~	11,792,222	914,420	12,706,642

Liabilities
Accrued expenses	~~W~~	689,679	(273)	689,406
Provisions		71,230	23,953	95,183
Lease liabilities		454,739	904,759	1,359,498
Deferred tax liabilities		765,218	(3,732)	761,486

	~~W~~	1,980,866	924,707	2,905,573

Shareholder’s Equity
Retained earnings	~~W~~	16,662,589	(10,287)	16,652,302

(*)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

(In millions of won)
	As of December 31, 2019
	As reported		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	839,900	2,316	842,216
Prepaid expenses		3,105,731	(11,872)	3,093,859
Property and equipment, net		8,264,888	787,821	9,052,709

	~~W~~	12,210,519	778,265	12,988,784

Liabilities
Accrued expenses	~~W~~	793,669	(417)	793,252
Provisions		67,271	21,660	88,931
Lease liabilities		410,889	765,015	1,175,904
Deferred tax liabilities		644,754	(2,153)	642,601

	~~W~~	1,916,583	784,105	2,700,688

Shareholder’s Equity
Retained earnings	~~W~~	16,678,787	(5,840)	16,672,947

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(1)	Statements of financial position, Continued

(In millions of won)
	As of January 1, 2019
	As reported(*)		Adjustments	Restated
Assets
Accounts receivable – other, net	~~W~~	809,707	(1,147)	808,560
Prepaid expenses		2,387,807	(35,377)	2,352,430
Property and equipment, net		7,360,042	345,266	7,705,308

	~~W~~	10,557,556	308,742	10,866,298

Liabilities
Accrued expenses	~~W~~	664,286	—	664,286
Provisions		61,786	19,485	81,271
Lease liabilities		412,407	296,639	709,046
Deferred tax liabilities		514,427	(1,989)	512,438

	~~W~~	1,652,906	314,135	1,967,041

Shareholder’s Equity
Retained earnings	~~W~~	16,442,560	(5,393)	16,437,167

(*)	Includes impact of initial adoption of K-IFRS No.1116.

(2)	Statement of income

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*)
	As reported		Adjustments	Restated
Operating revenue	~~W~~	8,803,310	4,939	8,808,249
Operating expenses:
Depreciation and amortization		2,079,602	65,048	2,144,650
Rent		147,917	(58,095)	89,822
Others		5,783,522	(197)	5,783,325

		8,011,041	6,756	8,017,797

Operating profit		792,269	(1,817)	790,452
Finance income		332,051	(7)	332,044
Finance costs		184,862	9,507	194,369
Other non-operating income		43,822	(751)	43,071
Other non-operating expenses		51,597	(6,056)	45,541
Loss relating to investments in subsidiaries, associates and joint ventures, net		11,840	—	11,840

Profit before income tax	~~W~~	919,843	(6,026)	913,817
Income tax expense		186,721	(1,578)	185,143

Profit for the year	~~W~~	733,122	(4,448)	728,674

Earnings per share:
Basic earnings per share (in won)	~~W~~	9,877	(61)	9,816
Diluted earnings per share (in won)		9,876	(61)	9,815

(*)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to continue to prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(2)	Statement of income, Continued

(In millions of won)
	December 31, 2019
	As reported		Adjustments	Restated
Operating revenue	~~W~~	11,416,215	5,127	11,421,342
Operating expenses:
Depreciation and amortization		2,672,597	103,543	2,776,140
Rent		223,439	(99,922)	123,517
Others		7,570,070	(188)	7,569,882

		10,466,106	3,433	10,469,539

Operating profit		950,109	1,694	951,803
Finance income		615,589	(18)	615,571
Finance costs		270,795	9,452	280,247
Other non-operating income		78,212	(1,284)	76,928
Other non-operating expenses		119,075	(8,448)	110,627
Loss relating to investments in subsidiaries, associates and joint ventures, net		68,550	—	68,550

Profit before income tax	~~W~~	1,185,490	(612)	1,184,878
Income tax expense		205,152	(165)	204,987

Profit for the year	~~W~~	980,338	(447)	979,891

Earnings per share:
Basic earnings per share (in won)	~~W~~	13,399	(6)	13,393
Diluted earnings per share (in won)		13,399	(6)	13,393

(3)	Statement of changes in equity

The statement of changes in equity has been restated as a result of restated statement of financial position and statement of income.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

3.	Changes in accounting policies, Continued

(4)	Statement of cash flows

(In millions of won)
(Unaudited)	For the nine-month period ended September 30, 2020 (*1)
	As reported (Unaudited)		Adjustments	Restated
Cash flows from operating activities(*2)	~~W~~	3,474,526	47,975	3,522,501
Cash flows from investing activities		(2,391,980)	—	(2,391,980)
Cash flows from financing activities(*3)		(904,561)	(47,975)	(952,536)

(*1)

Subsequent to the adoption of the change in accounting policy, the Company does not maintain the information necessary to continue prepare financial statements using the previous accounting policy. Therefore, the Company presented the impact on unaudited interim financial information using available information.

(*2)	Adjustments are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*3)	The effect of changes in accounting policies resulted in an increase in repayment of lease liabilities from ~~W~~205,966 million to ~~W~~253,941 million.

(In millions of won)
	2019
	As reported		Adjustments	Restated
Cash flows from operating activities(*1)	~~W~~	3,115,408	75,333	3,190,741
Cash flows from investing activities(*2)		(2,984,059)	(8,614)	(2,992,673)
Cash flows from financing activities(*3)		(511,890)	(66,719)	(578,609)

(*1)	Adjustments are mainly due to increase in depreciation expense and decrease in prepaid expense.
(*2)	The effect of changes in accounting policies resulted in a decrease in collection of lease receivables from ~~W~~15,495 million to ~~W~~6,881 million.
(*3)	The effect of changes in accounting policies resulted in increase in repayment of lease liabilities from ~~W~~297,895 million to ~~W~~364,614 million.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in the preparation of its separate financial statements in accordance with K-IFRS are included below. The significant accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2019, except for the changes in accounting policies described in note 3.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its consolidated financial statements in accordance with K-IFRS No. 1108, Operating Segments, and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries, associates, and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

The assets and liabilities acquired under business combination under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from capital surplus and others.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances, call deposits, and investment securities with maturities of three months or less from the acquisition date that are easily convertible to cash and subject to an insignificant risk of changes in their fair value.

(4)	Inventories

Inventories are initially recognized at the acquisition cost and subsequently measured using the average method. During the period, a perpetual inventory system is used to track inventory quantities, which is adjusted based on the physical inventory counts performed at the period end. When the net realizable value of inventories is less than cost, the carrying amount is reduced to the net realizable value, and any difference is charged to current period as operating expenses.

(5)	Non-derivative financial assets

1)	Recognition and initial measurement

Accounts receivable – trade and debt investments issued are initially recognized when they are originated. All other financial assets and financial liabilities are initially recognized when the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless an accounts receivable – trade without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. An accounts receivable – trade without a significant financing component is initially measured at the transaction price.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement

On initial recognition, a financial asset is classified as measured at:

•	FVTPL

•	FVOCI – equity investment

•	FVOCI – debt investment

•	Financial assets at amortized cost

A financial asset is classified based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

2)	Classification and subsequent measurement, Continued

The following accounting policies are applied to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

3)	Impairment

The Company estimates the expected credit losses (ECL) for the debt instruments measured at amortized cost and FVOCI based on the Company’s historical experience and informed credit assessment that includes forward-looking information. The impairment approach is decided based on the assessment of whether the credit risk of a financial asset has increased significantly since initial recognition. However, the Company applies a practical expedient and recognizes impairment losses equal to lifetime ECLs for accounts receivable – trade and lease receivables from the initial recognition.

ECL is a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

At each reporting date, the Company assesses whether financial assets measured at amortized cost and debt investments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Loss allowance on financial assets measured at amortized cost is deducted from the carrying amount of the respective assets, while loss allowance on debt instruments at FVOCI is recognized in OCI, instead of reducing the carrying amount of the assets.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

4)	Derecognition

Financial assets are derecognized if the Company’s contractual rights to the cash flows from the financial assets expire or if the Company transfers the financial asset to another party without retaining control or transfers substantially all the risks and rewards of the asset.

The transferred assets are not derecognized when the Company enters into transactions whereby it transfers assets recognized in its statement of financial position but retains substantially all of the risks and rewards of the transferred assets.

5)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position when the Company currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to settle the liability and realize the asset simultaneously.

A financial asset and a financial liability are offset only when the right to set off the amount is not contingent on future event and legally enforceable even on the event of default, insolvency or bankruptcy.

(6)	Derivative financial instruments and hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value at the end of each reporting period, and changes therein are accounted for as described below.

1)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designates derivatives as hedging instruments to hedge the variability in cash flow associated with highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Hedges directly affected by interest rate benchmark reform

For the purpose of evaluating whether there is an economic relationship between the hedged items and the hedging instruments, the Company assumes that the interest rate benchmark on which the hedged items and the hedging instruments are based is not altered as a result of interest rate benchmark reform.

For a cash flow hedge of a forecast transaction, the Company assumes that the benchmark interest rate will not be altered as a result of interest rate benchmark reform for the purpose of assessing whether the forecast transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss. In determining whether a previously designated forecast transaction in a discontinued cash flow hedge is still expected to occur, the Company assumes that the interest rate benchmark cash flows designated as a hedge will not be altered as a result of interest rate benchmark reform.

The Company will cease applying the specific policy for assessing the economic relationship between the hedged item and the hedging instrument (i) to a hedged item or hedging instrument when the uncertainty arising from interest rate benchmark reform is no longer present with respect to the timing and the amount of the interest rate benchmark-based cash flows of the respective item or instrument or (ii) when the hedging relationship is discontinued.

For its highly probable assessment of the hedged item, the Company will no longer apply the specific policy when the uncertainty arising from interest rate benchmark reform about the timing and the amount of the interest rate benchmark-based future cash flows of the hedged item is no longer present, or when the hedging relationship is discontinued.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

1)	Hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

2)	Other derivative financial instruments

Other derivative financial instrument not designated as a hedging instrument are measured at fair value, and the changes in fair value of the derivative financial instrument is recognized immediately in profit or loss.

(7)	Property and equipment

Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment and are recognized as other non-operating income (loss).

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(7)	Property and equipment, Continued

The estimated useful lives of the Company’s property and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 8, 15, 30
Other property and equipment	4 ~10

Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(8)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets are not qualifying assets, and assets that are ready for their intended use or sale when acquired are not qualifying assets either.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period do not exceed the amount of borrowing costs incurred during the period.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(9)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Intangible assets, except for goodwill, are amortized on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, club memberships are expected to be available for use as there are no foreseeable limits to the periods. These intangible assets are determined as having indefinite useful lives and, therefore, not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency usage rights	5 ~ 10
Land usage rights	5
Industrial rights	5, 10
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes, if appropriate, are accounted for as changes in accounting estimates.

Expenditures on research activities are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be reliably measured, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(10)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

1)	Grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires a long-term asset are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

2)	Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(11)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than contract assets recognized for revenue arising from contracts with a customer, assets recognized for the costs to obtain or fulfill a contract with a customer, employee benefits, inventories, deferred tax assets, and non-current assets held for sale are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The Company estimates the recoverable amount of an individual asset, and if it is impossible to measure the individual recoverable amount of an asset, the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU, for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss to the extent the carrying amount of the asset exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergy arising from the business acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

1)	As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(12)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in -substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

2)	As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(13)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sales rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets (or disposal groups) must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amounts and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of assets (or disposal groups) to fair value less costs to sell and a gain for any subsequent increase in fair value less costs to sell up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, Impairment of Assets.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(14)	Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liabilities.

1)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, these liabilities are measured at fair value. The amount of change in fair value of financial liability that is attributable to changes in the credit risk of that liability shall be presented in other comprehensive income, and the remaining amount of change in the fair value of the liability shall be presented in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issue of the financial liability are recognized in profit or loss as incurred.

2)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the issue of the financial liabilities. Subsequent to initial recognition, other financial liabilities are measured at amortized cost and the interest expenses are recognized using the effective interest method.

3)	Derecognition of financial liability

The Company extinguishes a financial liability only when the contractual obligation is fulfilled, canceled or expires. The Company recognizes new financial liabilities at fair value based on new contracts and eliminates existing liabilities when the contractual terms of the financial liabilities change and the cash flows change substantially.

When a financial liability is derecognized, the difference between the carrying amount and the consideration paid (including any transferred non-cash assets or liabilities assumed) is recognized in profit or loss.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits

1)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

2)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render related services. The Company’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

3)	Retirement benefits: defined contribution plans

When an employee has rendered a service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

4)	Retirement benefits: defined benefit plans

At the end of reporting period, defined benefit liabilities relating to defined benefit plans are recognized at present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability (asset), which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes a gain or loss on a settlement when the settlement of defined benefit plan occurs.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(15)	Employee benefits, Continued

5)	Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the period when the Company can no longer withdraw the offer of those benefits and the period when the Company recognizes costs for a restructuring that involves the payment of termination benefits. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

(16)	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. If the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

If some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement is recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement is treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

(17)	Transactions in foreign currencies

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rate at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for the differences arising on the retranslation of available-for-sale equity instruments.

(18)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The gains or losses from the purchase, disposal, reissue, or retirement of treasury shares are directly recognized in equity being as transaction with owners.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(19)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(20)	Share-based payment

For equity-settled share-based payment transaction, if the fair value of the goods or services received cannot be reliably estimated, the Company measures the value indirectly by reference to the fair value of the equity instruments granted. The related expense with a corresponding increase in capital surplus and others is recognized over the vesting period of the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

(21)	Revenue

1)	Identification of performance obligations in contracts with customers

The Company identifies the distinct services or goods as performance obligations in contracts with customers such as (1) providing wireless telecommunications services and (2) sale other goods and services. In the case of providing both wireless telecommunications service and selling a handset together to one customer, the Company allocates considerations from the customer between the separate performance obligations for handset sale and wireless telecommunications service. The handset sale revenue is recognized when handset is delivered, and the wireless telecommunications service revenue is recognized over the period of the contract term as stated in the subscription contract.

2)	Allocation of the transaction price to each performance obligation

The Company allocates the transaction price of a contract to each performance obligation identified on a relative stand-alone selling price basis. The Company uses “adjusted market assessment approach” for estimating the stand-alone selling price of a good or service.

3)	Incremental costs of obtaining a contract

The Company pays commissions to its retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these parties constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers and, therefore, the Company capitalizes certain costs associated with commissions paid to obtain new customer contracts and amortize them over the expected contract periods

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(21)	Revenue, Continued

4)	Customer loyalty programs

The Company provides customer loyalty points to customers based on the usage of the service to which the Company allocates a portion of consideration received as a performance obligation distinct from wireless telecommunications services. The amount to be allocated to the loyalty program is measured according to the relative stand-alone selling price of the customer loyalty points. The amount allocated to the loyalty program is deferred as a contract liability and is recognized as revenue when loyalty points are redeemed.

5)	Consideration payable to a customer

Based on the subscription contract, a customer who uses the Company’s wireless telecommunications services may receive a discount for purchasing goods or services from a designated third party. The Company pays a portion of the price discounts that the customer receives to the third party which is viewed as consideration payable to a customer. The Company accounts for the amounts payable to the third party as a reduction of the wireless telecommunications service revenue.

(22)	Finance income and finance costs

Finance income comprises interest income on funds invested (including financial assets measured at fair value), dividend income, gains on disposal of financial assets at FVTPL, changes in fair value of financial instruments at FVTPL, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss by using the effective interest rate method. Dividend income is recognized in profit or loss when the right to receive the dividend is established.

Finance costs comprise interest expense on borrowings, changes in fair value of financial instruments at FVTPL, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures is recognized as it accrues in profit or loss using the effective interest rate method.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except for to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

The Company pays income tax in accordance with the tax-consolidation system when the Company and its subsidiaries are economically unified.

1)	Current tax

In accordance with the tax-consolidation system, the Company calculates current taxes on the consolidated taxable income for the Company and its subsidiaries that meet the criteria for the consolidated income tax returns and recognizes the income tax payable as current tax liabilities of the Company.

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and includes interests and fines related to income taxes paid or payable. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

2)	Deferred tax

Deferred tax is recognized by using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences, except for the difference associated with investments in subsidiaries and associates that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

A deferred tax asset is recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Future taxable profit is dependent on the reversal of taxable temporary differences. If there are insufficient taxable temporary differences to recognize the deferred tax asset, the business plan of the Company and the reversal of existing temporary differences are considered in determining the future taxable profit.

The Company reviews the carrying amount of a deferred tax asset at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(23)	Income taxes, Continued

2)	Deferred tax, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if the Company has a legally enforceable right to offset the amount recognized and intends to settle the current tax liabilities and assets on a net basis. Income tax expense in relation to dividend payments is recognized when liabilities relating to the dividend payments are recognized.

3)	Uncertainty over income tax treatments

The Company assesses the uncertainty over income tax treatments pursuant to K-IFRS No. 1012. If the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company reflects the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the entity expects to better predict the resolution of the uncertainty:

•	the most likely amount - the single most likely amount in a range of possible outcomes.

•	the expected value - the sum of the probability-weighted amounts in a range of possible outcomes.

(24)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees, if any.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective

The following new standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted. However, the Company has not adopted the following new standards early in preparing the accompanying separate financial statements.

Interest Rate Benchmark Reform - Phase 2

(Amendments to K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Leases)

The amendments address issues that might affect financial reporting as a result of the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief from certain requirements in K-IFRS No. 1109, Financial Instruments, K-IFRS No. 1039, Financial Instrument-Recognition and Measurement, K-IFRS No. 1107, Financial Instruments-Disclosures, K-IFRS No. 1104 Insurance Contracts and K-IFRS No. 1116, Lease.

The amendments will require the Company to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability.

As of December 31, 2020, the Company has LIBOR floating rate notes amounting to ~~W~~326,400 million that will be subject to IBOR reform. The Company has not determined an alternative interest rate benchmark to LIBOR for these notes as of December 31, 2020 and these amendments are not expected to have a significant impact on the Company’s statement of income.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

4.	Significant Accounting Policies, Continued

(25)	Standards issued but not yet effective, Continued

The amendments provide exceptions to the hedge accounting requirements in the following areas.

•	Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform.

•

When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined.

•

When a group of items is designated as a hedged item and an item in the Company is amended to reflect the changes that are required by the reform, the hedged items are allocated to sub-groups based on the benchmark rates being hedged.

•

If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

As of December 31, 2020, the Company has cash flow hedges of LIBOR risk. The Company has not identified the alternative interest rate benchmark to LIBOR for indexation of the hedged items and hedging instruments. When LIBOR is replaced by the alternative interest rate, the Company expects to apply the amendments related to hedge accounting. However, there is uncertainty about when and how replacement may occur. When the change occurs to the hedged item or the hedging instrument, the Company will remeasure the cumulative change in fair value of the hedged item or the fair value of the interest rate swap, respectively, based on the alternative interest rate to LIBOR. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition. The Company does not expect that the amounts accumulated in the cash flow hedge reserve will be immediately reclassified to profit or loss because of IBOR transition.

The amendments will require the Company to disclose additional information about the Company’s exposure to risks arising from interest rate benchmark reform and related risk management activities.

The Company plans to apply the amendments from January 1, 2021. Application will not impact amounts reported for 2020 or prior periods.

The following new and amended standards are not expected to have a significant impact on the Company’s separate financial statements.

•	COVID-19-Related Rent Concessions (Amendment to K-IFRS No. 1116).

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to K-IFRS No. 1016).

•	Reference to Conceptual Framework (Amendments to K-IFRS No. 1103).

•	Classification of Liabilities as Current or Non-current (Amendments to K-IFRS No. 1001).

•	K-IFRS No. 1117 Insurance Contracts and amendments to K-IFRS No. 1117 Insurance Contracts.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2020 and 2019 are summarized as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Short-term financial instruments(*)	~~W~~	79,000	79,000
Long-term financial instruments(*)		354	382

	~~W~~	79,354	79,382

(*)

Financial instruments include charitable trust fund established by the Company where profits from the fund are donated to charitable institutions. As of December 31, 2020 the funds cannot be withdrawn before maturity.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,605,860	(102,308)	1,503,552
Short-term loans		90,182	(902)	89,280
Accounts receivable – other(*)		468,880	(34,167)	434,713
Guarantee deposits		51,069	—	51,069
Accrued income		518	—	518

		2,216,509	(137,377)	2,079,132
Non-current assets:
Long-term loans		47,619	(41,101)	6,518
Long-term accounts receivable – other(*)		348,335	—	348,335
Guarantee deposits		110,555	—	110,555

		506,509	(41,101)	465,408

	~~W~~	2,723,018	(178,478)	2,544,540

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2020 include ~~W~~517,175 million of financial instruments classified as FVTPL.

(In millions of won)	December 31, 2019
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,583,727	(103,756)	1,479,971
Short-term loans		58,334	(583)	57,751
Accounts receivable – other(*)		541,406	(34,764)	506,642
Guarantee deposits		73,345	—	73,345
Accrued income		336	—	336

		2,257,148	(139,103)	2,118,045
Non-current assets:
Long-term loans		48,585	(41,111)	7,474
Long-term accounts receivable – other(*)		335,574	—	335,574
Guarantee deposits		108,141	—	108,141

		492,300	(41,111)	451,189

	~~W~~	2,749,448	(180,214)	2,569,234

(*)	Gross and carrying amounts of accounts receivable – other as of December 31, 2019 include ~~W~~532,225 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

6.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on accounts receivable – trade measured at amortized costs during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Beginning balance		Impairment	Write-offs (*)	Collection of receivables previously written-off	Spin-off	Ending Balance
2020	~~W~~	103,756	23,611	(34,687)	9,699	(71)	102,308
2019		119,842	4,036	(29,972)	9,850	—	103,756

(*)	The Company writes off the trade and other receivables that are determined to be uncollectable due to reasons such as termination of operations or bankruptcy.

(3)

The Company applies the practical expedient that allows the Company to estimate the loss allowance for accounts receivable – trade at an amount equal to the lifetime expected credit losses. The expected credit losses include the forward-looking information. To make the assessment, the Company uses its historical credit loss experience over the past three years and classified the accounts receivable – trade by their credit risk characteristics and days overdue. Details of loss allowance on accounts receivable – trade as of December 31, 2020 are as follows:

(In millions of won)
		Less than 6 months		6 months ~ 1 year	1 ~ 3 years	More than 3 years
Telecommunications service revenue	Expected credit loss rate	~~W~~	0.89%	50.77%	70.22%	99.02%
	Gross amount		1,095,863	18,455	45,318	21,126
	Loss allowance		9,778	9,369	31,821	20,919

Other revenue	Expected credit loss rate		2.13%	5.53%	16.36%	46.15%
	Gross amount		373,224	976	3,558	47,340
	Loss allowance		7,937	54	582	21,848

As the Company is a wireless telecommunications service provider, the Company’s financial assets measured at amortized cost primarily consist of receivables from numerous individual customers, and, therefore, no significant credit concentration risk arises.

Receivables related to other revenue mainly consist of receivables from corporate customers. The Company transacts only with corporate customers with credit ratings that are considered to be low at credit risk. In addition, the Company is not exposed to significant credit concentration risk as the Company regularly assesses their credit risk by monitoring their credit rating. While the contract assets are under the impairment requirements, no significant credit risk has been identified.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

7.	Prepaid expenses

The Company pays commissions to its retail stores and authorized dealers for wireless telecommunications services and for each service contract and installation secured. The Company capitalized certain costs associated with commissions paid to retail stores and authorized dealers to obtain new and retained customer contracts as prepaid expenses. These prepaid expenses are amortized on a straight-line basis over the periods that the Company expects to maintain its customers.

(1)	Details of prepaid expenses as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Current assets:
Incremental costs of obtaining contracts	~~W~~	2,022,314	1,920,023
Others		30,201	39,099

	~~W~~	2,052,515	1,959,122

Non-current assets:
Incremental costs of obtaining contracts	~~W~~	885,951	1,112,595
Others		18,010	22,142

	~~W~~	903,961	1,134,737

(2)	Incremental costs of obtaining contracts

The amortization in connection with incremental costs of obtaining contracts recognized during the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020		2019
Amortization recognized	~~W~~	2,422,977	2,196,482

8.	Contract assets and liabilities

In case of providing both wireless telecommunications services and sales of handsets, the Company allocated the consideration based on relative stand-alone selling prices and recognized unbilled receivables from handset sales as contract assets. The Company recognized receipts in advance for prepaid telecommunications services and unearned revenue for customer loyalty programs as contract liabilities.

(1)	Details of contract assets and liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Contract assets:
Allocation of consideration between performance obligations	~~W~~	31,232	30,897
Contract liabilities:
Wireless service contracts		22,026	20,393
Customer loyalty programs		16,709	21,945
Others		52,591	57,261

	~~W~~	91,326	99,599

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

8.	Contract assets and liabilities, Continued

(2)

The amount of revenue recognized during the year ended December 31, 2020 related to the contract liabilities carried forward from the prior period is ~~W~~73,016 million and during the year ended December 31, 2019 related to the contract liabilities carried forward from the prior period is ~~W~~36,890 million. Details of revenue expected to be recognized from contract liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Less than 1 year		1~2 years	More than 2 years	Total
Wireless service contracts	~~W~~	22,026	—	—	22,026
Customer loyalty programs		13,704	2,123	882	16,709
Others		47,486	1,798	3,307	52,591

	~~W~~	83,216	3,921	4,189	91,326

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Category	December 31, 2020		December 31, 2019
Beneficiary certificates	FVTPL	~~W~~	31,854	31,920
(2) Details of long-term investment securities as of December 31, 2020 and 2019 are as follows:
(In millions of won)
	Category	December 31, 2020		December 31, 2019
Equity instruments	FVOCI(*)	~~W~~	916,387	435,210
Debt instruments	FVTPL		67,301	75,423

		~~W~~	983,688	510,633

(*)

The Company designated investments in equity instruments that are not held for trading as financial assets at FVOCI, the amounts to those FVOCI as of December 31, 2020 and 2019 are ~~W~~916,387 million and ~~W~~ 435,210 million, respectively. During the year ended December 31, 2019, the Company disposed of 6,109,000 common shares issued by Hana Financial Group Inc. in exchange for ~~W~~ 221,146 million in cash. The valuation gain on financial assets at FVOCI of ~~W~~30,073 million was reclassified from reserves to retained earnings. Also, the Company acquired 2,177,401 shares of Kakao Co., Ltd. in exchange for ~~W~~302,321 million in cash and designated the investments as financial assets at FVOCI. In relation to this transaction, the Company disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash. (See note 21) As this transaction is considered as a forward transaction, the Company recognized ~~W~~28,787 million of gain of settlement of derivatives, the difference of fair value between the contract date and the transaction date.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Investments in subsidiaries	~~W~~	6,014,367	5,408,974
Investments in associates and joint ventures		5,343,137	5,169,184

	~~W~~	11,357,504	10,578,158

(2)	Details of investments in subsidiaries as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)	December 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.(*1)	298,460,212	74.3		2,195,452	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		41,939	41,939
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICE ACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SK Planet Co., Ltd.	69,593,562	98.7		404,833	404,833
Eleven Street Co., Ltd.	8,224,709	80.3		1,049,403	1,049,403
DREAMUS COMPANY	29,246,387	51.4		156,781	156,781
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	48,096
Life & Security Holdings Co., Ltd.(*2)	—	—		—	703,394
SKT Americas, Inc.(*3)	122	100.0		31,203	45,701
Atlas Investment(*4)	—	100.0		143,097	130,200
One Store Co., Ltd.(*5)	10,409,600	52.1		82,186	82,186
id Quantique SA(*6)	73,324,172	68.1		100,527	94,119
SK Infosec Co., Ltd.(*2)	46,836,584	62.6		747,804	44,410
SK Telecom TMT Investment Corp.(*7)	80,000	100.0		94,136	33,834
FSK L&S Co., Ltd.	2,415,750	60.0		17,757	17,757
Incross Co., Ltd.(*8)	2,786,455	34.6		53,722	53,722
SK stoa Co., Ltd.(*9)	3,631,355	100.0		40,029	—
Broadband Nowon Co., Ltd.(*10)	627,000	55.0		10,463	—
Quantum Innovation Fund I(*11)	—	59.9		15,969	4,807
T map Mobility Co., Ltd.(*12)	10,000,000	100.0		155,408	—
SK O&S Co., Ltd. and others	—	—		45,713	47,361

			~~W~~	6,014,367	5,408,974

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Company has entered into a shareholder’s agreement with the acquiree’s shareholders and ~~W~~320,984 million of derivative financial liabilities are recognized for drag-along right of the acquiree’s shareholders and for call option of the Company as of December 31, 2020. (See note 19)

(*2)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd. to improve business management efficiency on December 30, 2020. The Company acquired 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of the merger, the Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*3)	The Company recognized ~~W~~14,498 million of impairment loss for the investments in SKT Americas, Inc. during the year ended December 31, 2020.
(*4)	The Company additionally contributed ~~W~~12,897 million in cash during the year ended December 31, 2020.
(*5)	The ownership interest has changed as third-party share option of One Store Co., Ltd. was exercised during the year ended December 31, 2020.
(*6)	The Company additionally acquired 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash in terms of an unequal paid-in capital increase during the year ended December 31, 2020.
(*7)	The Company additionally contributed ~~W~~60,302 million in cash during the year ended December 31, 2020.
(*8)

Although the Company owns less than 50% of the investee, the management has determined that the Company controls Incross Co., Ltd. considering the level of dispersion of remaining voting rights and voting patterns at previous shareholders’ meetings, and the fact that the Company has a right to appoint the majority of the members of the board of directors by the virtue of an agreement with the investee’s other shareholders.

(*9)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband Co., Ltd. at ~~W~~40,029 million in cash during the year ended December 31, 2020.
(*10)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,463 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*11)	The Company additionally contributed ~~W~~11,162 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*12)

The Company incorporated and acquired equity interest in T map Mobility Co., Ltd. on December 29, 2020 by spin-off in order to enhance business efficiency and expertise of the mobility business. (See note 39)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
Korea IT Fund(*1)	190	63.3		220,957	220,957
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
NanoEnTek, Inc.(*3)	7,600,649	28.4		51,138	51,138
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
S.M. Culture & Contents Co., Ltd.(*4)	22,033,898	23.3		65,341	65,341
SK South East Asia Investment Pte. Ltd.(*5)	300,000,000	20.0		344,240	224,470
Pacific Telecom Inc.(*2)	1,734,109	15.0		36,487	36,487
Grab Geo Holdings PTE. LTD.	300	30.0		30,517	30,517
Content Wavve Co., Ltd.	1,306,286	30.0		90,858	90,858
SK Telecom CS T1 Co., Ltd.(*1)	50,000	54.9		60,305	60,305
Digital Games International Pte. Ltd.(*6)	10,000,000	33.3		8,810	—
Invites Healthcare Co., Ltd.(*7)	419,999	43.5		28,000	—
SK Telecom Smart City Management Co., Ltd.(*8)	—	—		—	12,642
Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.)(*9)	4,000,000	21.4		20,000	6,800
12CM JAPAN and others(*7)	—	—		79,926	68,720

			~~W~~	5,312,099	5,143,755

Investment in a joint venture:
Finnq Co., Ltd.(*10)	6,370,000	49.0	~~W~~	25,429	25,429
Techmaker GmbH(*10)	12,500	50.0		5,609	—

				31,038	25,429

			~~W~~	5,343,139	5,169,184

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(3)	Details of investments in associates and joint ventures as of December 31, 2020 and 2019 are as follows, Continued:

(*1)	Investments in Korea IT Fund and SK Telecom CS T1 Co., Ltd. were classified as investment in associates as the Company does not have control over the investee under the contractual agreement.
(*2)

These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of the board of directors even though the Company has less than 20% of equity interests.

(*3)	The ownership interest has changed as third-party share option was exercised and convertible bonds were converted during the year ended December 31, 2020.
(*4)

The ownership interest has changed as S.M. Culture & Contents Co., Ltd. issued 549,094 shares of common stock as a result of the merger with Hoteltrees Co., Ltd. during the year ended December 31, 2020.

(*5)	The Company additionally contributed ~~W~~119,770 million in cash during the year ended December 31, 2020, but there is no change in the ownership interest.
(*6)	The Company newly invested ~~W~~8,810 million in cash in Digital Games International Pte. Ltd. during the year ended December 31, 2020.
(*7)

The Company transferred the entire shares of Health Connect Co., Ltd. and assets related to the digital disease management business during the year ended December 31, 2020. The Company acquired 279,999 shares of common stock and 140,000 shares of convertible preferred stock of Invites Healthcare Co., Ltd. in consideration of the transfer and recognized ~~W~~7,641 million of gain on investments in associates and ~~W~~12,451 million of gain on the business transfer. After the transaction, Invites Healthcare Co., Ltd. increased its capital by a third-party allotment which changed the Company’s ownership interest.

(*8)	The Company disposed the entire shares of SK Telecom Smart City Management Co., Ltd. during the year ended December 31, 2020.
(*9)

The Company acquired 1,360,000 shares of common stock and 2,640,000 shares of preferred stock of Carrot General Insurance Co., Ltd. (formerly, Carrot Co., Ltd.) at ~~W~~6,800 million and ~~W~~13,200 million, respectively, during the year ended December 31, 2019, and has converted the entire preferred stock into common stock during the year ended December 31, 2020.

(*10)	This investment was classified as investment in a joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

10.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(4)	The market value of investments in listed subsidiaries as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
DREAMUS COMPANY	~~W~~	5,280	29,246,387	154,421	5,970	29,246,387	174,601
Incross Co., Ltd.		54,000	2,786,455	150,469	25,150	2,786,455	70,079
(5) The market value of investments in listed associates as of December 31, 2020 and 2019 are as follows:
(In millions of won, except for share data)
	December 31, 2020				December 31, 2019
	Market price per share (in won)		Number of shares	Market value	Market price per share (in won)	Number of shares	Market value
NanoEnTek, Inc.	~~W~~	8,620	7,600,649	65,518	5,620	7,600,649	42,716
SK hynix Inc.		118,500	146,100,000	17,312,850	94,100	146,100,000	13,748,010
S.M.Culture & Contents Co., Ltd.		1,630	22,033,898	35,915	1,530	22,033,898	33,712

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

11.	Property and Equipment

(1)	Property and equipment as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	638,371	—	—	638,371
Buildings		1,258,656	(670,248)	(450)	587,958
Structures		912,496	(594,000)	(1,601)	316,895
Machinery		26,263,114	(20,906,377)	(1,745)	5,354,992
Right-of-use assets		1,703,195	(380,084)	—	1,323,111
Other		1,402,064	(996,924)	—	405,140
Construction in progress		531,081	—	—	531,081

	~~W~~	32,708,977	(23,547,633)	(3,796)	9,157,548

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Land	~~W~~	618,012	—	—	618,012
Buildings		1,243,945	(642,870)	(450)	600,625
Structures		908,504	(560,169)	(1,601)	346,734
Machinery		25,007,286	(19,911,504)	(21,117)	5,074,665
Right-of-use assets		1,533,430	(294,236)	—	1,239,194
Other		1,480,921	(980,034)	—	500,887
Construction in progress		672,592	—	—	672,592

	~~W~~	31,464,690	(22,388,813)	(23,168)	9,052,709

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

11.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Spin-off	Ending balance
Land	~~W~~	618,012	84	(17,256)	37,531	—	—	—	638,371
Buildings		600,625	1,607	(20,810)	48,203	(41,667)	—	—	587,958
Structures		346,734	2,393	(4,417)	9,167	(36,982)	—	—	316,895
Machinery		5,074,665	99,659	(19,180)	1,845,507	(1,635,430)	(1,745)	(8,484)	5,354,992
Right-of-use assets		1,239,194	514,681	(55,743)	—	(374,974)	—	(47)	1,323,111
Other		500,887	824,205	(4,908)	(822,401)	(92,051)	—	(592)	405,140
Construction in progress		672,592	1,149,751	(5,573)	(1,283,223)	—	—	(2,466)	531,081

	~~W~~	9,052,709	2,592,380	(127,887)	(165,216)	(2,181,104)	(1,745)	(11,589)	9,157,548

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment(*)	Ending balance
Land	~~W~~	544,419	34,246	(150)	39,497	—	—	618,012
Buildings		537,000	53,298	(1,126)	50,738	(38,835)	(450)	600,625
Structures		355,739	18,200	(2)	10,536	(36,138)	(1,601)	346,734
Machinery		4,364,805	256,819	(8,755)	2,079,119	(1,596,206)	(21,117)	5,074,665
Right-of-use assets		779,388	880,013	(43,541)	—	(376,666)	—	1,239,194
Other		617,837	1,335,828	(1,046)	(1,355,841)	(95,891)	—	500,887
Construction in progress		506,120	1,089,126	(5,847)	(916,807)	—	—	672,592

	~~W~~	7,705,308	3,667,530	(60,467)	(92,758)	(2,143,736)	(23,168)	9,052,709

(*)	The Company recognized impairment losses for obsolete assets during the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

12.	Lease

(1)	As a lessee

1)	Details of the right-of-use assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Land, buildings and structures	~~W~~	1,095,216	962,483
Others		227,895	276,711

	~~W~~	1,323,111	1,239,194

2)	Details of amounts recognized in the separate statements of income for the years ended December 31, 2020 and 2019 as a lessee are as follows:

(In millions of won)
	2020		2019
Depreciation of right-of-use assets:
Land, buildings and structures	~~W~~	291,883	293,488
Others		83,091	83,178

	~~W~~	374,974	376,666

Interest expense on lease liabilities	~~W~~	18,875	17,519

Expenses related to short-term leases and low-value assets leases are immaterial.

3)	The total cash outflows due to lease payments for the years ended December 31, 2020 and 2019 amount to ~~W~~368,542 million and ~~W~~382,140 million, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

12.	Lease, Continued

(2)	As a lessor

1)	Finance lease

The Company recognized interest income of ~~W~~428 million and ~~W~~ 287 million for lease receivables for the years ended December 31, 2020 and 2019, respectively.

The following table sets out a maturity analysis of lease receivables, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	12,039
1 ~ 2 years		8,584
2 ~ 3 years		8,145
3 ~ 4 years		8,349
4 ~ 5 years		2,479

Undiscounted lease payments	~~W~~	39,596

Unrealized finance income		845
Net investment in the lease		38,751

2)	Operating lease

The Company recognized lease income of ~~W~~113,400 million and ~~W~~88,934 million for the year ended December 31, 2020 and 2019, respectively, of which variable lease payments received are ~~W~~21,715 million and ~~W~~25,228 million, respectively.

The following table sets out a maturity analysis of lease payments, presenting the undiscounted lease payments to be received subsequent to December 31, 2020.

(In millions of won)
	Amount
Less than 1 year	~~W~~	45,870
1 ~ 2 years		15,081
2 ~ 3 years		4,043
3 ~ 4 years		1,211
4 ~ 5 years		12
More than 5 year		5

	~~W~~	66,222

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

13.	Goodwill

Goodwill as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Goodwill related to merger of Shinsegi Telecom, Inc.	~~W~~	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.3(4.9% of 2019) to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of (-)0.2%((-)0.6% of 2019) was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless telecommunication industry growth rate. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

14.	Intangible Assets

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(4,079,729)	(198,388)	1,932,765
Land usage rights		43,192	(39,089)	—	4,103
Industrial rights		41,110	(31,451)	—	9,659
Facility usage rights		58,638	(43,577)	—	15,061
Club memberships(*2)		77,917	—	(27,219)	50,698
Other(*3)		3,345,627	(2,692,830)	—	652,797

	~~W~~	9,777,366	(6,886,676)	(225,607)	2,665,083

(In millions of won)
	December 31, 2019
	Acquisition cost		Accumulated amortization	Accumulated impairment	Carrying amount
Frequency usage rights(*1)	~~W~~	6,210,882	(3,563,381)	—	2,647,501
Land usage rights		45,930	(40,222)	—	5,708
Industrial rights		41,485	(29,431)	—	12,054
Facility usage rights		56,479	(40,955)	—	15,524
Club memberships(*2)		75,496	—	(27,885)	47,611
Other(*3)		3,245,063	(2,512,309)	—	732,754

	~~W~~	9,675,335	(6,186,298)	(27,885)	3,461,152

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

14.	Intangible Assets, Continued

(1)	Intangible assets as of December 31, 2020 and 2019 are as follows, Continued:

(*1)

During the year ended December 31, 2020, the Ministry of Science and Information and Communication Technology approved the discontinuance of 2G service. The Company recognized an impairment loss of ~~W~~12,388 million related to 800MHz frequency usage rights used for 2G service. In addition, as of December 31, 2020, due to the change in its business environment, the Company expects that it is no longer probable that its 28GHz frequency usage rights will be in the condition necessary for it to be capable of operating in the manner intended by management. As a result, the Company performed impairment test over the frequency usage rights. As a result, the recoverable amount (determining based on value in use) exceeded the carrying value, and an impairment loss of ~~W~~186,000 million was recognized.

(*2)	Club memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*3)	Other intangible assets primarily consist of computer software and others.
(2)	Changes in intangible assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Spin-off	Ending balance
Frequency usage rights	~~W~~	2,647,501	—	—	—	(516,348)	(198,388)	—	1,932,765
Land usage rights		5,708	550	(88)	—	(2,067)	—	—	4,103
Industrial rights		12,054	750	(81)	—	(2,415)	—	(649)	9,659
Facility usage rights		15,524	1,665	(3)	537	(2,662)	—	—	15,061
Club memberships		47,611	6,472	(1,999)	—	—	—	(1,386)	50,698
Other		732,754	71,915	(9,064)	196,280	(307,030)	—	(32,058)	652,797

	~~W~~	3,461,152	81,352	(11,235)	196,817	(830,522)	(198,388)	(34,093)	2,665,083

(In millions of won)
	2019
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Ending balance
Frequency usage rights	~~W~~	3,139,978	—	—	—	(492,477)	—	2,647,501
Land usage rights		6,498	2,017	(14)	—	(2,793)	—	5,708
Industrial rights		15,300	759	(1,206)	—	(2,799)	—	12,054
Facility usage rights		16,008	2,093	(25)	177	(2,729)	—	15,524
Club memberships		47,411	1,113	(850)	—	—	(63)	47,611
Other		783,395	103,871	(2,464)	134,525	(286,573)	—	732,754

	~~W~~	4,008,590	109,853	(4,559)	134,702	(787,371)	(63)	3,461,152

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

14.	Intangible Assets, Continued

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Research and development costs expensed as incurred	~~W~~	352,907	324,053

(4)	Details of frequency usage rights as of December 31, 2020 are as follows:

(In millions of won)
	Amount		Description	Commencement of amortization	Completion of amortization
800 MHz license	~~W~~	13,515	CDMA and LTE service	Jul. 2011	Jun. 2021
1.8 GHz license		125,620	LTE service	Sept. 2013	Dec. 2021
2.6 GHz license		728,510	LTE service	Sept. 2016	Dec. 2026
2.1 GHz license		94,963	W-CDMA and LTE service	Dec. 2016	Dec. 2021
3.5 GHz license(*)		953,474	5G service	Apr. 2019	Nov. 2028
28 GHz license(*)		16,683	5G service	—	Nov. 2023

	~~W~~	1,932,765

(*)

The Company participated in the frequency license allocation auction hosted by Ministry of Science and Information and Communication Technology and was assigned the 3.5GHz and 28GHz bands of frequency license during the year ended December 31, 2018. The considerations payable for the bands of frequency are ~~W~~1,218,500 million and ~~W~~207,300 million, respectively. These bands of frequency were assigned in December 2018 and the annual payments in installment of the remaining balances will be made for the next ten and five years, respectively. The Company recognized these frequency license as intangible assets at the date of initial lump sum payment and began amortization for 3.5GHz frequency license in April 2019. The amortization for 28GHz frequency license will begin when it is in the condition necessary for it to be capable of operating in the manner intended by management.

15.	Borrowings and Debentures

(1)	Long-term borrowings as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2020		December 31, 2019
Export Kreditnamnden(*)	1.70	Apr. 29, 2022	~~W~~	18,726 (USD 17,211)	33,266 (USD 28,732)

Less present value discount				(118)	(332)

				18,608	32,934
Less current installments				(12,441)	(13,157)

			~~W~~	6,167	19,777

(*)	The long-term borrowings are to be repaid by installments on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2020 and 2019 are as follows:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020	December 31, 2019
Unsecured corporate bonds	Operating fund	2021	4.22	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	3.30	140,000	140,000
Unsecured corporate bonds		2032	3.45	90,000	90,000
Unsecured corporate bonds	Operating fund	2023	3.03	230,000	230,000
Unsecured corporate bonds		2033	3.22	130,000	130,000
Unsecured corporate bonds		2024	3.64	150,000	150,000
Unsecured corporate bonds	Refinancing fund	2021	2.66	150,000	150,000
Unsecured corporate bonds		2024	2.82	190,000	190,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.40	100,000	100,000
Unsecured corporate bonds		2025	2.49	150,000	150,000
Unsecured corporate bonds		2030	2.61	50,000	50,000
Unsecured corporate bonds	Operating fund	2025	2.66	70,000	70,000
Unsecured corporate bonds		2030	2.82	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2025	2.55	100,000	100,000
Unsecured corporate bonds		2035	2.75	70,000	70,000
Unsecured corporate bonds	Operating fund	2021	1.80	100,000	100,000
Unsecured corporate bonds		2026	2.08	90,000	90,000
Unsecured corporate bonds		2036	2.24	80,000	80,000
Unsecured corporate bonds		2021	1.71	50,000	50,000
Unsecured corporate bonds		2026	1.97	120,000	120,000
Unsecured corporate bonds		2031	2.17	50,000	50,000
Unsecured corporate bonds	Refinancing fund	2020	1.93	—	60,000
Unsecured corporate bonds		2022	2.17	120,000	120,000
Unsecured corporate bonds		2027	2.55	100,000	100,000
Unsecured corporate bonds	Operating and refinancing fund	2032	2.65	90,000	90,000
Unsecured corporate bonds	Refinancing fund	2020	2.39	—	100,000
Unsecured corporate bonds	Operating and refinancing fund	2022	2.63	80,000	80,000
Unsecured corporate bonds	Refinancing fund	2027	2.84	100,000	100,000
Unsecured corporate bonds		2021	2.57	110,000	110,000
Unsecured corporate bonds		2023	2.81	100,000	100,000
Unsecured corporate bonds		2028	3.00	200,000	200,000
Unsecured corporate bonds		2038	3.02	90,000	90,000
Unsecured corporate bonds	Operating and refinancing fund	2021	2.10	100,000	100,000
Unsecured corporate bonds		2023	2.33	150,000	150,000
Unsecured corporate bonds		2038	2.44	50,000	50,000
Unsecured corporate bonds	Operating fund	2022	2.03	180,000	180,000
Unsecured corporate bonds		2024	2.09	120,000	120,000
Unsecured corporate bonds		2029	2.19	50,000	50,000
Unsecured corporate bonds		2039	2.23	50,000	50,000
Unsecured corporate bonds	Operating and refinancing fund	2022	1.40	120,000	120,000
Unsecured corporate bonds		2024	1.49	60,000	60,000
Unsecured corporate bonds		2029	1.50	120,000	120,000
Unsecured corporate bonds		2039	1.52	50,000	50,000
Unsecured corporate bonds		2049	1.56	50,000	50,000

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

15.	Borrowings and Debentures, Continued

(2)	Debentures as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won and thousands of U.S. dollars)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2020		December 31, 2019
Unsecured corporate bonds	Operating fund	2022	1.69		230,000	230,000
Unsecured corporate bonds		2024	1.76		70,000	70,000
Unsecured corporate bonds		2029	1.79		40,000	40,000
Unsecured corporate bonds		2039	1.81		60,000	60,000
Unsecured corporate bonds	Operating and refinancing fund	2023	1.64		170,000	—
Unsecured corporate bonds	Operating fund	2025	1.75		130,000	—
Unsecured corporate bonds		2030	1.83		50,000	—
Unsecured corporate bonds		2040	1.87		70,000	—
Unsecured corporate bonds	refinancing fund	2025	1.40		140,000	—
Unsecured corporate bonds		2030	1.59		40,000	—
Unsecured corporate bonds		2040	1.76		110,000	—
Unsecured global bonds	Operating fund	2027	6.63		435,200 (USD 400,000)	463,120 (USD 400,000)
Unsecured global bonds		2023	3.75		544,000 (USD 500,000)	578,900 (USD 500,000)
Floating rate notes(*)		2020	3M LIBOR +0.88		—	347,340 (USD 300,000)

Floating rate notes (*)		2025	3M LIBOR +0.91		326,400 (USD 300,000)	—

					6,895,600	6,429,360
Less discounts on bonds					(20,360)	(21,396)

					6,875,240	6,407,964
Less current installments of bonds					(699,664)	(507,135)

				~~W~~	6,175,576	5,900,829

(*)	3M LIBOR rates are 0.24% and 1.91% as of December 31, 2020 and 2019, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

16.	Long-term Payables - other

(1)	As of December 31, 2020 and 2019, details of long-term payables – other related to the acquisition of frequency usage rights are as follows (See note 14):

(In millions of won)
	December 31, 2020		December 31, 2019
Long-term payables – other	~~W~~	1,626,040	2,051,389
Present value discount on long-term payables – other		(59,717)	(82,851)
Current installments of long-term payables – other		(424,600)	(423,839)

Carrying amount at December 31	~~W~~	1,141,723	1,544,699

(2)

Principal amounts of long-term payables repaid during the year ended December 31, 2020 and 2019 are ~~W~~425,349 million, respectively. The repayment schedule of the principal amount of long-term payables – other as of December 31, 2020 is as follows:

(In millions of won)
	Amount
Less than 1 year	~~W~~	425,349
1~3 years		444,480
3~5 years		382,290
More than 5 years		373,921

	~~W~~	1,626,040

17.	Provisions

Changes in provisions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	For the year ended December 31, 2020							As of December 31, 2020
	Beginning balance		Increase	Utilization	Reversal	Spin-off	Ending balance	Current	Non-current
Provision for restoration	~~W~~	83,675	8,939	(588)	—	(60)	91,966	36,013	55,953
Emission allowance		5,256	7,400	—	(5,232)	—	7,424	7,424	—

	~~W~~	88,931	16,339	(588)	(5,232)	(60)	99,390	43,437	55,953

(In millions of won)
	For the year ended December 31, 2019						As of December 31, 2019
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for restoration	~~W~~	79,033	5,772	(656)	(474)	83,675	42,530	41,145
Emission allowance		2,238	5,036	(1,086)	(932)	5,256	5,256	—

	~~W~~	81,271	10,808	(1,742)	(1,406)	88,931	47,786	41,145

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

18.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Present value of defined benefit obligations	~~W~~	464,846	422,782
Fair value of plan assets		(457,425)	(397,689)

	~~W~~	7,421	25,093

(2)	Principal actuarial assumptions as of December 31, 2020 and 2019 are as follows:

	December 31, 2020	December 31, 2019
Discount rate for defined benefit obligations	2.41%	2.36%
Expected rate of salary increase	4.67%	4.69%

Discount rate for defined benefit obligation is determined based on market yields of high-quality corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio.

(3)	Changes in defined benefit obligations for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	422,782	332,044
Current service cost		57,480	45,664
Past service cost		815	—
Interest cost		10,364	8,638
Remeasurement
- Demographic assumption		—	19,746
- Financial assumption		(1,686)	28,774
- Adjustment based on experience		3,038	5,105
Benefit paid		(26,066)	(21,875)
Spin-off		(5,605)	—
Others (*)		3,724	4,686

Ending balance	~~W~~	464,846	422,782

(*)	Others include changes in liabilities due to employee’s transfers among affiliates for the years ended December 31, 2020 and 2019.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

18.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Beginning balance	~~W~~	397,689	363,878
Interest income		9,249	9,073
Remeasurement		(1,297)	(2,023)
Contributions		83,000	51,500
Benefit paid		(28,188)	(22,951)
Spin-off		(5,316)	—
Others		2,288	(1,788)

Ending balance	~~W~~	457,425	397,689

The Company expects to contribute ~~W~~93,909 million to the defined benefit plans in 2021.

(5)

Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Current service cost	~~W~~	57,480	45,664
Past service cost		815	—
Net interest cost(income)		1,115	(435)

	~~W~~	59,410	45,229

Costs related to the defined benefit except for the amounts transferred to construction in progress are included labor expenses and Research and development expenses.

(6)	Details of plan assets as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Equity instruments	~~W~~	1,879	342
Debt instruments		150,485	123,951
Short-term financial instruments, etc.		305,061	273,396

	~~W~~	457,425	397,689

(7)	As of December 31, 2020, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	0.5% Increase		0.5% Decrease
Discount rate	~~W~~	(20,600)	22,155
Expected salary increase rate		22,151	(20,790)

The sensitivity analysis does not consider dispersion of all cash flows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

A weighted average duration of defined benefit obligations as of December 31, 2020 and 2019 are 9.98 years and 10.35 years, respectively.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

19.	Derivative Instruments

(1)	Currency and interest rate swap contracts under cash flow hedge accounting as of December 31, 2020 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedging Instrument (Hedged item)	Hedged risk	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Morgan Stanley and four other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 17,211)	Foreign currency risk	Deutsche bank	Dec. 16, 2013 ~ Apr. 29, 2022
Apr. 16, 2018	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)	Foreign currency risk	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018~ Apr. 16, 2023
Mar. 4, 2020	Floating-to-fixed cross-currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and interest rate risk	Citibank	Mar. 4, 2020~ Jun. 4, 2025

(2)

In relation to the merger of SK Broadband Co., Ltd. in 2020, the Company has entered into a shareholders’ agreement with the shareholders of the acquirees. Pursuant to the agreement, when certain conditions are met within a period of time subsequent to the merger, the shareholders of the acquirees can exercise their drag-along rights and require the Company to sell its shares in SK Broadband Co., Ltd. Should the shareholders exercise their drag-along rights, the Company also can exercise its call options over the shares held by those shareholders. The Company recognized a derivative financial liability of ~~W~~320,984 million for the rights included in the shareholders’ agreement as of December 31, 2020.

The fair value of SK Broadband Co., Ltd.’s common stock (post-merger) was estimated using 5-year projected cash flows discounted at 6.9% per annum. The fair value of the derivative financial liability was determined by using the Binomial Model based on various assumptions including the price of common stock and its price fluctuations. The difference in fair values between the date of merger and the December 31, 2020 is insignificant. The significant unobservable inputs used in the fair value measurement and inter-relationship between significant unobservable inputs and fair value measurement are as below:

Significant unobservable inputs	Correlations between inputs and fair value measurements
Fair value of SK Broadband Co., Ltd.’s common stock	The estimated fair value of derivative liabilities would decrease (increase) if the fair value of common stock would increase (decrease)
Volatility	The estimated fair value of derivative liabilities would decrease (increase) if the volatility of stock price increase (decrease)

(3)

The Company has entered into the agreement with Newberry Global Limited, whereby the Company has been granted subscription right and contingent subscription right to acquire Newberry series-C RCPS. The Company recognized long-term derivative financial assets of ~~W~~14,155 million and derivative financial assets of ~~W~~8,704 million, respectively, for subscription right and contingent subscription right.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

19.	Derivative Instruments, Continued

(4)

The fair value of derivative financial instruments to which the Company applies cash flow hedge is recorded in the financial statements as long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivatives assets and liabilities are as follows:

(In millions of won, thousands of foreign currencies)
Hedging instrument (Hedged item)	Cash flow hedge		Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	~~W~~	32,059	32,059
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 500,000)		30,247	30,247

		62,306	62,306

Non-current liabilities:
Fixed-to-fixed cross currency swap (U.S. dollar borrowing amounting to USD 17,211)		453	453
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		40,565	40,565

	~~W~~	41,018	41,018

(5)

The fair value of derivatives held for trading is recorded in the financial statements as derivative financial assets, long-term derivative financial assets and long-term derivative financial liabilities. As of December 31, 2020, details of fair values of the derivative assets and liabilities are as follows:

(In millions of won)
	Held for trading		Fair value
Current assets:
Contingent subscription right	~~W~~	8,704	8,704
Non-current assets:
Subscription right		14,155	14,155

	22,859		22,859

Non-current liabilities:
Drag-along and call option rights	~~W~~	320,984	320,984

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

20.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common shares with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of authorized shares		220,000,000	220,000,000
Number of issued shares (*)		80,745,711	80,745,711
Share capital:
Common share	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares (Note 21)		(2,123,661)	(1,696,997)
Hybrid bonds (Note 22)		398,759	398,759
Share option (Note 23)		1,481	1,302
Others		(903,332)	(903,332)

	~~W~~	289,134	715,619

(*)

In 2002 and 2003, the Company retired treasury shares with reduction of its retained earnings before appropriation. As a result, the Company’s outstanding shares have decreased without change in share capital.

There were no changes in share capital during the years ended December 31, 2020 and 2019 and details of shares outstanding as of December 31, 2020 and 2019 are as follows:

(In shares)
	2020			2019
	Issued shares	Treasury shares	Outstanding shares	Issued shares	Treasury shares	Outstanding shares
Shares outstanding	80,745,711	9,418,558	71,327,153	80,745,711	7,609,263	73,136,448

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

21.	Treasury Shares

Treasury shares as of December 31, 2020 and 2019 are as follows:

(In millions of won, except for share data)
	December 31, 2020		December 31, 2019
Number of shares (*)		9,418,558	7,609,263
Acquisition cost	~~W~~	2,123,661	1,696,997

(*)

The Company acquired 1,809,295 of its treasury shares for ~~W~~426,664 million in an effort to increase shareholder value by stabilizing its stock price during the year ended December 31, 2020 and disposed 1,266,620 of its treasury shares to Kakao Co., Ltd. in exchange for ~~W~~300,000 million in cash and acquired 2,177,401 shares of Kakao Co., Ltd. for ~~W~~302,321 million during the year ended December 31, 2019 in order to solidify the future ICT business cooperation.

22.	Hybrid Bonds

Hybrid bonds classified as equity as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	Type	Issuance date	Maturity(*1)	Annual interest rate (%)(*2)	December 31, 2020		December 31, 2019
Series 2-1 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.70	~~W~~	300,000	300,000
Series 2-2 hybrid bonds	Unsecured subordinated bearer bond	June 7, 2018	June 7, 2078	3.65		100,000	100,000
Issuance costs						(1,241)	(1,241)

					~~W~~	398,759	398,759

As there is no contractual obligation to deliver financial assets to the holders of hybrid bonds, the Company classified the hybrid bonds as equity.

These are subordinated bonds which rank before common shares in the event of a liquidation or reorganization of the Parent Company.

(*1)	The Company has a right to extend the maturity without any notice or announcement.
(*2)

Annual interest rate is determined as yield rate of 5 year national bond plus premium. According to the step-up clause, additional premium of 0.25% and 0.75%, respectively, after 10 years and 25 years from the issuance date are applied.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

23.	Share option

(1)	The terms and conditions related to the grants of the share options under the share option program are as follows:

	Series
	1-1	1-2	1-3	2	3(*)	4	5
Grant date		March 24, 2017		February 20, 2018	February 22, 2019	March 26, 2019	March 26, 2020
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares, Cash settlement
Number of shares (in share)	22,168	22,168	22,168	1,358	4,177	1,734	127,643
Exercise price (in won)	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023	Feb. 23, 2021 ~ Feb. 22, 2024	Mar. 27, 2021 ~ Mar. 26, 2024	Mar. 27, 2023 ~ Mar. 26, 2027
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	2 years’ service from the grant date	3 years’ service from the grant date

(*)	Parts of the grant that have not met the vesting conditions have been forfeited during the year ended December 31, 2019.

(2)	Share compensation expense recognized during the year ended December 31, 2020 and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
As of December 31, 2019	~~W~~	1,302
During the year ended December 31, 2020		179
In subsequent periods		115

	~~W~~	1,596

(3)	The Company used binomial option pricing model in the measurement of the fair value of the share options at grant date and the inputs used in the model are as follows:

(In won)	Series
	1-1	1-2	1-3	2	3	4	5
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%	1.91%	1.78%	1.52%
Estimated option’s life	5 years	6 years	7 years	5 years	5 years	5 years	7 years
Share price (Closing price on the preceding day)	262,500	262,500	262,500	243,500	259,000	253,000	174,500
Expected volatility	13.38%	13.38%	13.38%	16.45%	8.30%	7.70%	8.10%
Expected dividends	3.80%	3.80%	3.80%	3.70%	3.80%	3.90%	5.70%
Exercise price	246,750	266,490	287,810	254,120	265,260	254,310	192,260
Per-share fair value of the option	27,015	20,240	15,480	23,988	8,600	8,111	962

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

24.	Retained Earnings

(1)	Retained earnings as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		11,631,138	11,531,138
Reserve for technology development		4,365,300	4,265,300

		15,996,438	15,796,438
Unappropriated		665,882	854,189

	~~W~~	16,684,640	16,672,947

(2)	Legal reserve

The Korean Commercial Act requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

25.	Statements of Appropriation of Retained Earnings

Details of statements of appropriation of retained earnings for the years ended December 31, 2020 and 2019 are as follows:

Date of appropriation for 2020: March 25, 2021

Date of appropriation for 2019: March 26, 2020

(In millions of won)
	2020		2019
Unappropriated retained earnings:
Unappropriated retained earnings	~~W~~	1,801	2,203
Changes in accounting policies		(5,840)	(25,229)
Remeasurement of defined benefit liabilities		(2,325)	(40,720)
Reclassification of valuation gain on FVOCI		1,356	30,073
Interim dividends: 2020: ~~W~~1,000 per share, 200% on par value 2019: ~~W~~1,000 per share, 200% on par value		(73,136)	(71,870)
Interest on hybrid bonds		(14,766)	(14,766)
Profit for the year		758,792	980,338

		665,882	860,029

Appropriation of retained earnings:
Reserve for business expansion		—	100,000
Reserve for technology development		—	100,000
Cash dividends: 2020: ~~W~~ 9,000 per share, 1,800% on par value 2019: ~~W~~ 9,000 per share, 1,800% on par value		641,944	658,228

		641,944	858,228

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	23,938	1,801

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

26.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Valuation gain(loss) on FVOCI	~~W~~	323,246	(41,998)
Valuation gain(loss) on derivatives		8,199	(7,308)

	~~W~~	331,445	(49,306)

(2)	Changes in reserves for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on derivatives	Total
Balance at January 1, 2019	~~W~~	2,047	(42,312)	(40,265)
Changes, net of taxes		(44,045)	35,004	(9,041)

Balance at December 31, 2019		(41,998)	(7,308)	(49,306)
Balance at January 1, 2020		(41,998)	(7,308)	(49,306)
Changes, net of taxes		365,244	15,507	380,751

Balance at December 31, 2020	~~W~~	323,246	8,199	331,445

(3)	Changes in valuation gain (loss) on financial assets at FVOCI for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(41,998)	2,047
Amount recognized as other comprehensive income (loss) during the year, net of taxes		366,600	(13,972)
Amount reclassified to retained earnings, net of taxes		(1,356)	(30,073)

Balance at December 31	~~W~~	323,246	(41,998)

(4)	Changes in valuation gain (loss) on derivatives for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Balance at January 1	~~W~~	(7,308)	(42,312)
Amount recognized as other comprehensive income during the year, net of taxes		11,163	28,532
Amount reclassified to profit or loss, net of taxes		4,344	6,472

Balance at December 31	~~W~~	8,199	(7,308)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

27.	Operating revenue

Disaggregation of operating revenues considering the economic factors that affect the amounts, timing and uncertainty of the Company’s revenue and future cash flows is as follows:

(In millions of won)
	2020		2019
Products transferred at a point in time:
Product sales	~~W~~	43,014	111,065
Services transferred over time:
Wireless service revenue(*1)		9,989,461	9,721,569
Cellular interconnection revenue		502,252	518,810
Others(*2)		1,211,903	1,069,898

		11,703,616	11,310,277

	~~W~~11,746,630		11,421,342

(*1)	Wireless service revenue includes revenue from wireless voice and data transmission services principally derived through usage charges collected from the wireless subscribers.
(*2)	Other revenue includes revenue from billing and collection services as well as other miscellaneous services.

The Company has a right to consideration from a customer in an amount that corresponds directly with the value to the subscriber of the Company’s performance completed, thus, as a practical expedient, the Company recognizes revenue in the amount to which the Company has a right to invoice.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Communication	~~W~~	29,730	30,613
Utilities		256,095	247,263
Taxes and dues		20,872	26,307
Repair		241,076	246,840
Research and development		352,907	324,053
Training		25,727	27,272
Bad debt for accounts receivable – trade		23,611	4,036
Other		35,472	48,043

	~~W~~985,490		954,427

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	31,711	5,281
Gain on business transfer		12,451	59,375
Others		38,511	12,272

	~~W~~82,673		76,928

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	18,882	12,232
Impairment loss on property and equipment and intangible assets		200,133	23,231
Donations		15,144	16,441
Bad debt for accounts receivable – other		3,767	3,295
Others		35,729	55,428

	~~W~~273,655		110,627

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Finance Income:
Interest income	~~W~~	26,463	35,463
Gain on sale of accounts receivable – other		22,605	15,855
Dividends		285,040	525,045
Gain on foreign currency transactions		7,606	6,782
Gain on foreign currency translations		38	1,870
Gain on valuation of derivatives		22,859	465
Gain on settlement of derivatives		7,380	29,176
Gain relating to financial assets at FVTPL		5,956	859
Gain relating to financial liabilities at FVTPL		—	56

	~~W~~	377,947	615,571

(In millions of won)
	2020		2019
Finance Costs:
Interest expenses	~~W~~	244,037	256,186
Loss on foreign currency transactions		9,157	7,853
Loss on foreign currency translations		317	2,253
Loss on sale of accounts receivable – other		—	5,823
Loss on settlement of derivatives		2,637	641
Loss relating to financial assets at FVTPL		589	7,448
Loss relating to financial liabilities at FVTPL		—	43

	~~W~~	256,737	280,247

(2)	Details of interest income included in finance income for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest income on cash equivalents and short-term financial instruments	~~W~~	7,391	10,537
Interest income on loans and others		19,072	24,926

	~~W~~	26,463	35,463

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Interest expense on borrowings	~~W~~	7,974	7,260
Interest expense on debentures		186,262	180,474
Others		49,801	68,452

	~~W~~	244,037	256,186

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35.

1)	Finance income and costs

(In millions of won)
	2020
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	51,559	589
Financial assets at FVOCI		993	—
Financial assets at amortized cost		30,368	8,391
Derivatives designated as hedging instrument		—	1,867

		82,920	10,847

Financial Liabilities:
Financial liabilities at amortized cost		3,762	245,120
Derivatives designated as hedging instrument		7,380	770

		11,142	245,890

	~~W~~	94,062	256,737

(*)	Finance income does not include ~~W~~283,885 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2020.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(4)

Finance income and costs by category of financial instruments for the years ended December 31, 2020 and 2019 are as follows. Bad debt expense (reversal of loss allowance) for accounts receivable – trade, loans and receivables are presented and explained separately in notes 6 and 35, Continued.

1)	Finance income and costs, Continued

(In millions of won)
	2019
	Finance income(*)		Finance costs
Financial Assets:
Financial assets at FVTPL	~~W~~	47,435	13,271
Financial assets at FVOCI		9,909	—
Financial assets at amortized cost		43,122	10,106

		100,466	23,377

Financial Liabilities:
Financial liabilities at FVTPL		56	43
Financial liabilities at amortized cost		—	256,186
Derivatives designated as hedging instrument		—	641

		56	256,870

	~~W~~	100,522	280,247

(*)	Finance income does not include ~~W~~515,049 million of dividends received from subsidiaries, associates and joint ventures for the year ended December 31, 2019.

2)	Other comprehensive income (loss)

(In millions of won)
	2020		2019
Financial Assets:
Financial assets at FVOCI	~~W~~	366,600	(13,972)
Derivatives designated as hedging instrument		21,732	35,004

		388,332	21,032

Financial Liabilities:
Derivatives designated as hedging instrument		(6,225)	—

	~~W~~	382,107	21,032

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	23,611	4,036
Other receivables		3,767	3,295

	~~W~~	27,378	7,331

31.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2020 and 2019 consist of the following:

(In millions of won)
	2020		2019
Current tax expense:
Current year	~~W~~	193,646	77,518
Current tax of prior years		13,282	(10,385)

		206,928	67,133

Deferred tax expense:
Changes in net deferred tax assets		(24,265)	137,854

Income tax expense	~~W~~	182,663	204,987

(2)

The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2020 and 2019 is attributable to the following:

(In millions of won)
	2020		2019
Income taxes at statutory income tax rate	~~W~~	248,538	315,648
Non-taxable income		(40,358)	(90,160)
Non-deductible expenses		9,601	7,433
Tax credit and tax reduction		(36,091)	(22,163)
Changes in unrecognized deferred taxes		29,122	(1,434)
Income tax refund		(212)	3,633
Changes in tax rate and other		(27,937)	(7,970)

Income tax expense	~~W~~	182,663	204,987

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Valuation gain (loss) on financial assets at fair value	~~W~~	(133,199)	5,681
Valuation loss on derivatives		(5,663)	(12,917)
Remeasurement of defined benefit liabilities		325	14,928

	~~W~~	(138,537)	7,692

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)	2020
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	51,941	(2,494)	—	49,447
Accrued interest income		(90)	(48)	—	(138)
Financial assets measured at fair value		78,144	(1,446)	(133,199)	(56,501)
Investments in subsidiaries, associates and joint ventures		21,755	(20,441)	—	1,314
Property and equipment		(107,708)	(43,244)	—	(150,952)
Retirement benefit obligation		25,039	(15,658)	325	9,706
Valuation gain on derivatives		19,545	2,005	(5,663)	15,887
Gain or loss on foreign currency translation		21,995	(231)	—	21,764
Incremental costs to acquire a contract		(823,973)	42,449	—	(781,524)
Right-of-use assets		(333,298)	(18,895)	—	(352,193)
Lease liabilities		316,275	33,280	—	349,555
Others		86,475	10,704	—	97,179

	~~W~~	(643,900)	(14,019)	(138,537)	(796,456)

Tax credit		1,299	38,284	—	39,583

		(642,601)	24,265	(138,537)	(756,873)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

31.	Income Tax Expense, Continued

(4)	Changes in deferred tax assets (liabilities) for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	2019
	Beginning		Deferred tax expense (income)	Directly charged to (credited from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences:
Loss allowance	~~W~~	62,935	(10,994)	—	51,941
Accrued interest income		(111)	21	—	(90)
Financial assets measured at fair value		65,570	6,893	5,681	78,144
Investments in subsidiaries, associates and joint ventures		15,905	5,850	—	21,755
Property and equipment		(141,656)	33,948	—	(107,708)
Retirement benefit obligation		14,711	(4,600)	14,928	25,039
Valuation gain on derivatives		30,287	2,175	(12,917)	19,545
Gain or loss on foreign currency translation		21,938	57	—	21,995
Incremental costs to acquire a contract		(621,372)	(202,601)	—	(823,973)
Right-of-use assets		(210,006)	(123,292)	—	(333,298)
Lease liabilities		191,052	125,223	—	316,275
Others		58,308	28,167	—	86,475

	~~W~~	(512,439)	(139,153)	7,692	(643,900)

Tax credit		—	1,299	—	1,299

		(512,439)	(137,854)	7,692	(642,601)

(5)	Details of temporary differences not recognized as deferred tax assets(liabilities) in the statements of financial position as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Loss allowance	~~W~~	77,405	77,405
Investments in subsidiaries, associates and joint ventures		1,320,231	1,531,810
Other temporary differences		372,134	51,150

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2020 and 2019 are calculated as follows:

(In millions of won, except for share data)
	2020		2019
Profit for the year	~~W~~	758,792	979,891
Interest on hybrid bonds		(14,766)	(14,766)

Profit for the year on common shares		744,026	965,125
Weighted average number of common shares outstanding		72,795,431	72,064,159

Basic earnings per share (in won)	~~W~~	10,221	13,393

2)	The weighted average number of common shares outstanding for the years ended December 31, 2020 and 2019 are calculated as follows:

(In shares)	2020
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2020	80,745,711	80,745,711
Treasury shares at January 1, 2020	(7,609,263)	(7,609,263)
Acquisition of treasury shares	(1,809,295)	(341,017)

	71,327,153	72,795,431

(In shares)	2019
	Number of common shares	Weighted average number of common shares
Issued shares at January 1, 2019	80,745,711	80,745,711
Treasury shares at January 1, 2019	(8,875,883)	(8,875,883)
Disposal of treasury shares	1,266,620	194,331

	73,136,448	72,064,159

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

32.	Earnings per Share, Continued

(2)	Diluted earnings per share

1)	Diluted earnings per share for the year ended December 31, 2020 is calculated as follows:

(In millions of won, except for share data)
	2020
Profit for the year on common shares	~~W~~	744,026
Adjusted weighted average number of common shares outstanding		72,808,379

Diluted earnings per share (in won)	~~W~~	10,219

2)	The adjusted weighted average number of common shares outstanding for the year ended December 31, 2020 is calculated as follows:

(In shares)
2020
Outstanding shares at January 1, 2020	73,136,448
Effect of treasury shares	(341,017)
Effect of stock option	12,948

Adjusted weighted average number of common shares outstanding	72,808,379

For the year ended December 31, 2019, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (in won)	Dividend ratio	Dividends
2020	Cash dividends (interim)	73,136,448	500	200%	~~W~~	73,136
	Cash dividends (year-end)	71,327,153	500	1,800%		641,944

					~~W~~	715,080

2019	Cash dividends (interim)	71,869,828	500	200%	~~W~~	71,870
	Cash dividends (year-end)	73,136,448	500	1,800%		658,228

					~~W~~	730,098

(2)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2020 and 2019 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at year-end	Dividend yield ratio
2020	Cash dividends	10,000	238,000	4.20%
2019	Cash dividends	10,000	238,000	4.20%

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

34.	Categories of Financial Instruments

(1)	Financial assets by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	329,208	—	329,208
Financial instruments		—	—	516,354	—	516,354
Short-term investment securities		31,854	—	—	—	31,854
Long-term investment securities(*)		67,301	916,387	—	—	983,688
Accounts receivable – trade		—	—	1,503,552	—	1,503,552
Loans and other receivables		517,175	—	523,813	—	1,040,988
Derivative financial assets		22,859	—	—	62,306	85,165

	~~W~~	639,189	916,387	2,872,927	62,306	4,490,809

(*)	The Company designated ~~W~~916,387 million of equity instruments that are not held for trading as financial assets at FVOCI.

(In millions of won)
	December 31, 2019
	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives- hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	497,282	—	497,282
Financial instruments		—	—	234,382	—	234,382
Short-term investment securities		31,920	—	—	—	31,920
Long-term investment securities(*)		75,423	435,210	—	—	510,633
Accounts receivable – trade		—	—	1,479,971	—	1,479,971
Loans and other receivables		532,225	—	557,038	—	1,089,263
Derivative financial assets		—	—	—	126,251	126,251

	~~W~~	639,568	435,210	2,768,673	126,251	3,969,702

(*)	The Company designated ~~W~~435,210 million of equity instruments that are not held for trading as financial assets at FVOCI.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

34.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020
	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	320,984	—	41,018	362,002
Borrowings		—	18,608	—	18,608
Debentures		—	6,875,240	—	6,875,240
Lease liabilities(*)		—	1,313,198	—	1,313,198
Accounts payable – other and others		—	4,446,539	—	4,446,539

	~~W~~	320,984	12,653,585	41,018	13,015,587

(In millions of won)
	December 31, 2019
	Financial liabilities at amortized cost
Borrowings	~~W~~	32,934
Debentures		6,407,964
Lease liabilities(*)		1,175,904
Accounts payable – other and others		5,337,563

	~~W~~	12,954,365

(*)

Lease liabilities are not applicable on category of financial liabilities, but are classified as financial liabilities measured at amortized cost on consideration of nature for measurement of liabilities.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, accounts receivable – trade and others, etc. Financial liabilities consist of accounts payable – other, borrowings, debentures, lease liabilities and others.

1)	Market risk

(i)	Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of December 31, 2020 are as follows:

(In millions of won, thousands of foreign currencies)
	Assets			Liabilities
	Foreign currencies	Won equivalent		Foreign currencies	Won equivalent
USD	11,437	~~W~~	12,444	1,210,411	~~W~~	1,316,927
EUR	463		619	32		42
Others	—		158	—		32

		~~W~~	13,221		~~W~~	1,317,001

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of December 31, 2020, a hypothetical change in exchange rates by 10% would have increased (decreased) the Company’s income before income taxes as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	~~W~~	1,155	(1,155)
EUR		58	(58)
Others		13	(13)

	~~W~~	1,226	(1,226)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk

The interest rate risk of the Company arises from borrowings, debentures, and long-term payables – other. Since the Company’s interest-bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows from the interest-bearing assets are not influenced by the changes in market interest rates.

The Company performs various analysis to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of December 31, 2020, the floating-rate bonds are ~~W~~326,400 million, and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures as described in note 19. Therefore, income before income taxes for the year ended December 31, 2020 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

As of December 31, 2020, the floating-rate long-term payables – other are ~~W~~1,626,040 million. If the interest rate increases (decreases) 1% with all other variables held constant, income before income taxes for the year ended December 31, 2020 would change by ~~W~~ 16,260 million in relation to floating-rate long-term payables – other that are exposed to interest rate risk.

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (“IBOR”s) with alternative nearly risk-free rates (referred to as “IBOR reform”). The Company has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives. There is uncertainty over the timing and the methods of transition in some jurisdictions that the Company operates in. The Company anticipates that IBOR reform will impact its risk management and hedge accounting.

Derivatives

The Company holds interest rate swaps for risk management purposes which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Company’s derivative instruments are governed by contracts based on the International Swaps and Derivatives Association (“ISDA”)’s master agreements.

ISDA is currently reviewing its standardized contracts in the light of IBOR reform and plans to amend certain floating-rate options in the 2006 ISDA definitions to include fallback clauses that would apply on the permanent discontinuation of certain key IBORs. ISDA is expected to publish an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Company currently plans to adhere to the protocol if and when it is finalized and to monitor whether its counterparties will also adhere. If this plan changes or there are counterparties who will not adhere to the protocol, the Company will negotiate with them bilaterally about including new fallback clauses.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1)	Market risk, Continued

(ii)	Interest rate risk, Continued

Hedge accounting

The Company has evaluated the extent to which its cash flow hedging relationships are subject to uncertainty driven by IBOR reform as of December 31, 2020. The Company’s hedged items and hedging instruments continue to be indexed to LIBOR. These benchmark rates are quoted each day and the IBOR cash flows are exchanged with counterparties as usual.

However, the Company’s LIBOR cash flow hedging relationships extend beyond the anticipated cessation date for LIBOR. The Company expects that LIBOR will be discontinued after the end of 2021. As of December 31, 2020, the Company has not determined the alternative interest rate benchmark to LIBOR and there is uncertainty about when and how replacement may occur with respect to the relevant hedged items and hedging instruments. Such uncertainty may impact the hedging relationship. The Company applies the amendments to K-IFRS No.1109, Financial Instruments issued in 2020 to those hedging relationships directly affected by IBOR reform.

Hedging relationships impacted by IBOR reform may experience ineffectiveness attributable to market participants’ expectations of when the shift from the existing IBOR benchmark rate to an alternative benchmark interest rate will occur. This transition may occur at different times for the hedged item and hedging instrument, which may lead to hedge ineffectiveness. The Company has measured its hedging instruments indexed to LIBOR using available quoted market rates for LIBOR-based instruments of the same tenor and similar maturity and has measured the cumulative change in the present value of hedged cash flows attributable to changes in LIBOR on a similar basis.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk

The maximum credit exposure as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Cash and cash equivalents	~~W~~	329,176	497,240
Financial instruments		516,354	234,382
Investment securities		900	900
Accounts receivable – trade		1,503,552	1,479,971
Contract assets		31,232	30,897
Loans and other receivables		1,040,988	1,089,263
Derivative financial assets		85,165	126,251

	~~W~~	3,507,367	3,458,904

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(i)	Accounts receivable – trade and contract assets

The Company establishes a loss allowance in respect of account receivable – trade and contract assets. The main components of this allowance are a specific loss component that relates to individually significant exposures and a collective loss component established for groups of similar assets in respect of losses that are expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Details of changes in loss allowance during the year ended December 31, 2020 are included in note 6.

(ii)	Debt investments

The credit risk arises from debt investments included in ~~W~~516,354 million of financial instruments, ~~W~~900 million of investment securities, and ~~W~~1,040,988 million of loans and other receivables. To limit the exposure to this risk, the Company transacts only with financial institutions with credit ratings that are considered to be low credit risk.

Most of the Company’s debt investments are considered to have a low risk of default and the borrower has a strong capacity to meet its contractual cash flow obligations in the near term. Thus the Company measured the loss allowance for the debt investments at an amount equal to 12-month expected credit losses.

Meanwhile, the Company monitors changes in credit risk at each reporting date. The Company recognized the loss allowance at an amount equal to lifetime expected credit losses when the credit risk on the debt investments is assumed to have increased significantly if it is more than 30 days past due.

The Company’s maximum exposure to credit risk is equal to each financial asset’s carrying amount. The gross carrying amounts of each financial asset except for the accounts receivable – trade and derivative financial assets as of December 31, 2020 are as follows:

(In millions of won)			At amortized cost
	Financial assets at FVTPL		12-month ECL	Lifetime ECL –not credit impaired	Lifetime ECL – credit impaired
Gross carrying amount	~~W~~	518,075	1,021,908	28,442	65,987
Loss allowance		—	(2,771)	(7,412)	(65,987)

Carrying amount	~~W~~	518,075	1,019,137	21,030	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2)	Credit risk, Continued

(ii)	Debt investments, Continued

Changes in the loss allowance for the debt investments during the year ended December 31, 2020 are as follows:

(In millions of won)
	12-month ECL		Lifetime ECL – not credit impaired	Lifetime ECL – credit impaired	Total
December 31, 2019	~~W~~	3,252	7,114	66,092	76,458
Remeasurement of loss allowance, net		(147)	2,321	1,593	3,767
Transfer to lifetime ECL – not credit impaired		(334)	334	—	—
Transfer to lifetime ECL – credit impaired		—	(2,357)	2,357	—
Amounts written off		—	—	(5,871)	(5,871)
Recovery of amounts written off		—	—	1,816	1,816

December 31, 2020	~~W~~	2,771	7,412	65,987	76,170

(iii)	Cash and cash equivalents

The Company has ~~W~~329,176 million as of December 31, 2020 (~~W~~497,240 million as of December 31, 2019) cash and cash equivalents with banks and financial institutions above specific credit ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Company considered that its cash and cash equivalents have low credit risk based on the credit ratings of the counterparties assigned by external credit rating agencies.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity within credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2020 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	18,608	19,211	12,912	6,299	—
Debentures(*)		6,875,240	7,947,895	883,026	4,152,711	2,912,158
Lease liabilities		1,313,198	1,383,551	316,531	824,701	242,319
Accounts payable – other and others(*)		4,446,539	4,523,435	3,282,618	864,969	375,848

	~~W~~	12,653,585	13,874,092	4,495,087	5,848,680	3,530,325

(*)	Includes interest payables.

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

As of December 31, 2020, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	62,306	63,057	15,217	55,065	(7,225)
Liabilities		(41,018)	(42,033)	(1,663)	(40,370)	—

	~~W~~	21,288	21,024	13,554	14,695	(7,225)

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2019.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity; both are from the financial statements.

Debt-equity ratio as of December 31, 2020 and 2019 are as follows:

(In millions of won)
	December 31, 2020		December 31, 2019
Total liabilities	~~W~~	14,636,593	14,233,733
Total equity		17,349,858	17,383,899

Debt-equity ratios		84.36%	81.88%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,189	—	549,029	90,160	639,189
Derivative hedging instruments		62,306	—	62,306	—	62,306
FVOCI		916,387	881,135	—	35,252	916,387

	~~W~~1,617,882		881,135	611,335	125,412	1,617,882

Financial liabilities that are measured at fair value:
Derivative financial liabilities	~~W~~	320,984	—	—	320,984	320,984
Derivative hedging instruments		41,018	—	41,018	—	41,018

		362,002	—	41,018	320,984	362,002

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	18,608	—	19,131	—	19,131
Debentures		6,875,240	—	7,316,314	—	7,316,314
Long-term payables – other		1,566,323	—	1,582,174	—	1,582,174

	~~W~~	8,460,171	—	8,917,619	—	8,917,619

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	639,568	—	564,145	75,423	639,568
Derivatives hedging instrument		126,251	—	126,251	—	126,251
FVOCI		435,210	384,721	—	50,489	435,210

	~~W~~1,201,029		384,721	690,396	125,912	1,201,029

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	32,934	—	33,755	—	33,755
Debentures		6,407,964	—	6,848,312	—	6,848,312
Long-term payables - other		1,968,538	—	2,003,025	—	2,003,025

	~~W~~	8,409,436	—	8,885,092	—	8,885,092

The above information does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Fair value of the financial instruments that are traded in an active market (financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2020 and 2019 are as follows, Continued:

Interest rates used by the Company for the fair value measurement as of December 31, 2020 are as follows:

Interest rate

Derivative instruments	0.14% ~ 1.36%
Borrowings and debentures	0.99% ~ 1.55%
Long-term payables - other	0.90% ~ 1.72%

2)	There have been no transfers between Level 2 and Level 1 for year ended December 31, 2020. The changes of financial assets classified as Level 3 for the year ended December 31, 2020 are as follows:

(In millions of won)	Balance at January 1, 2020		Valuation	Acquisition	Disposal	Transfer	Balance at December 31, 2020
FVTPL	~~W~~	75,423	27,772	627	(270)	(13,392)	90,160
FVOCI		50,489	(1,889)	200	(277)	(13,271)	35,252

	~~W~~	125,912	25,883	827	(547)	(26,663)	125,412

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows:

(In millions of won)	December 31, 2020
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivative (*)	~~W~~	8,015	—	8,015	(453)	7,562
Accounts receivable – trade and others		79,127	(77,714)	1,413	—	1,413

		87,142	(77,714)	9,428	(453)	8,975

Financial liabilities:
Derivative (*)	~~W~~	453	—	453	(453)	—
Accounts payable – other and others		77,714	(77,714)	—	—	—

		78,167	(77,714)	453	(453)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swaps and Derivatives Association.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

35.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)	December 31, 2019
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position
Financial assets:
Accounts receivable – trade and others	~~W~~	77,958	(77,958)	—
Financial liabilities:
Accounts payable – other and others	~~W~~	78,133	(77,958)	175

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 48 others(*)
Joint ventures	Dogus Planet, Inc. and 4 others
Associates	SK hynix Inc. and 55 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc

(*)	As of December 31, 2020, subsidiaries of the Company are as follows:

Subsidiary		Ownership percentage (%)(*1)	Primary business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and Mobile Virtual Network Operator service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.(*2)	74.3	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICE ACE Co., Ltd.	100.0	Call center management service
	SERVICE TOP Co., Ltd.	100.0	Call center management service
	SK O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment (Holdings company)
	SK Global Healthcare Business Group., Ltd.	100.0	Investment
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	One Store Co., Ltd.	52.1	Telecommunication services
	SK Planet Co., Ltd.	98.7	Telecommunication services, system software development and supply services
	Eleven Street Co., Ltd.	80.3	E-commerce
	DREAMUS COMPANY	51.4	Manufacturing digital audio players and other portable media devices
	SK Infosec Co., Ltd.(*3)	62.6	Information security service
	Quantum Innovation Fund I	59.9	Investment
	SK Telecom Japan Inc.	100.0	Information gathering and consulting
	id Quantique SA(*4)	68.1	Quantum information and communications service
	SK Telecom TMT Investment Corp.	100.0	Investment
	FSK L&S Co., Ltd.	60.0	Freight and logistics consulting business
	Incross Co., Ltd.	34.6	Media representative business
	Happy Hanool Co., Ltd.	100.0	Service
	SK stoa Co., Ltd.(*5)	100.0	Other telecommunication retail business
	Broadband Nowon Co., Ltd.(*6)	55.0	Cable broadcasting services
	T Map Mobility Co., Ltd.(*7)	100.0	Mobility business
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co., Ltd.	100.0	Database and internet website service
	SK Planet Global Holdings Pte. Ltd.	100.0	Investment (Holdings company)
	SKP America LLC.	100.0	Digital contents sourcing service
	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups
Subsidiaries owned by DREAMUS COMPANY	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and manufacturing of e-book devices
	LIFE DESIGN COMPANY Inc.	100.0	Sales of goods in Japan

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

Subsidiary		Ownership percentage(%)(*1)	Primary business
Subsidiary owned by SK Infosec Co., Ltd.	SKinfosec Information Technology(Wuxi)Co., Ltd.	100.0	System software development and supply services
	ADT CAPS Co., Ltd.	100.0	Unmanned security
	CAPSTEC Co., Ltd.	100.0	Manned security
Subsidiary owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
Subsidiary owned by Quantum Innovation Fund I	PanAsia Semiconductor Materials LLC(*8)	66.4	Investment
Subsidiary owned by id Quantique SA	Id Quantique LLC	100.0	Quantum information and communications service
Subsidiaries owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Logistics business
	FSK L&S(Hungary) Co., Ltd.	100.0	Logistics business
	FSK L&S VIETNAM COMPANY LIMITED(*9)	100.0	Logistics business
Subsidiaries owned by Incross Co., Ltd.	Infra Communications Co., Ltd.	100.0	Service operation
	Mindknock Co., Ltd.	100.0	Software development
Subsidiary owned by SK Telecom Japan Inc.	SK Planet Japan, K. K.	79.8	Digital Contents sourcing service
Others(*10)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(1)	List of related parties, Continued

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Company or subsidiaries of the Company.
(*2)

On April 30, 2020, SK Broadband Co., Ltd. merged with Tbroad Co., Ltd., Tbroad Dongdaemun Broadcasting Co., Ltd. and Korea Digital Cable Media Center Co., Ltd. to strengthen competitiveness and enhance synergy as a comprehensive media company. The Company’s ownership interest of SK Broadband Co., Ltd. has changed as SK Broadband Co., Ltd. issued new shares to the shareholders of the merged companies as the consideration for the merger. The Company has entered into a shareholders’ agreement with the shareholders of the merged company and recognized ~~W~~320,984 million of derivative financial liabilities for drag-along right of the shareholders of the merged company and call option of the Company as of December 31, 2020. (See Note 19)

(*3)

SK Infosec Co., Ltd. merged with Life & Security Holdings Co., Ltd. to improve management efficiency on December 30, 2020 with the Company acquiring 34,200,560 shares of SK Infosec Co., Ltd. based on the exchange ratio on December 30, 2020. As a result of the merger, the Company’s ownership interest of SK Infosec Co., Ltd. has changed from 100% to 62.6%.

(*4)	The Company acquired additional 4,166,667 shares of id Quantique SA by contributing ~~W~~6,408 million in cash, in terms of an unequal paid-in capital increase during the year ended December 31, 2020.
(*5)	The Company acquired 3,631,355 shares (100%) of SK stoa Co., Ltd. from SK Broadband. Co., Ltd. at ~~W~~40,029 million in cash during the year ended December 31, 2020.
(*6)

The Company has obtained control over Tbroad Nowon Broadcasting Co., Ltd. by acquiring 627,000 shares (55%) for ~~W~~10,463 million in cash and Tbroad Nowon Broadcasting Co., Ltd. changed its name to Broadband Nowon Co., Ltd.

(*7)	The Company incorporated and acquired T map Mobility Co., Ltd. on December 29, 2020 by spin-off. (See Note 39)
(*8)	Quantum Innovation Fund I newly established PanAsia Semiconductor Materials LLC. as its subsidiary during the year ended December 31, 2020.
(*9)	FSK L&S Co., Ltd. newly established FSK L&S VIETNAM COMPANY LIMITED as its subsidiary during the year ended December 31, 2020.
(*10)	Others are owned by Atlas Investment and another subsidiary of the Company.

As of December 31, 2020, the Company is included in SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. All of the other entities included in SK Group are considered related parties of the Company.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors (3 executive and 5 non-executive directors) who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Salaries	~~W~~	10,029	5,969
Defined benefits plan expenses		3,459	1,237
Share option		158	325

	~~W~~	13,646	7,531

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits made in relation to the pension plan and compensation expenses related to share options granted.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)		2020
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	14,953	498,282	35,744

Subsidiaries	SK Broadband Co., Ltd.		133,512	542,581	13,310
	PS&Marketing Corporation(*3)		12,224	1,338,394	932
	SK O&S Co., Ltd.		4,189	221,380	56,663
	SK Planet Co., Ltd.		3,352	88,155	12,730
	SK Telink Co., Ltd.(*4)		146,146	31,711	2
	SERVICE ACE Co., Ltd.(*5)		11,474	136,517	—
	SERVICE TOP Co., Ltd.		8,156	144,393	—
	Eleven Street Co., Ltd.		3,274	19,264	—
	Life & Security Holdings Co., Ltd.(*6)		22,194	2,807	8,052
	One Store Co., Ltd.		14,669	270	—
	SK Infosec Co., Ltd.(*7)		20,340	32,144	4,166
	DREAMUS COMPANY		2,421	74,218	465
	Others		9,975	33,523	5,960

			391,926	2,665,357	102,280

Associates	F&U Credit information		1,420	45,495	—
	Co., Ltd.
	SK hynix Inc. (*8)		252,271	151	—
	KEB HanaCard Co., Ltd.		683	3,065	—
	SK Wyverns Co., Ltd.		1,195	19,329	—
	Content Wavve Co., Ltd.		161	56,631	—
	Others(*9)		47,777	12,096	78

			303,507	136,767	78

Others	SK Engineering & Construction		4,777	238	—
	Co., Ltd.
	SK Innovation Co., Ltd.		13,844	14,715	—
	SK Networks Co., Ltd.		2,040	11,217	7
	SK Networks Service Co., Ltd.		786	41,065	1,543
	SK Telesys Co., Ltd.		239	634	23,004
	SK TNS Co., Ltd.		344	42,470	332,955
	SK Energy Co., Ltd.		3,584	234	—
	SKC Infra Service Co., Ltd.		29	7,885	137
	SK ENS Co., Ltd.		2,246	53	—
	UbiNS Co., Ltd.		—	2,316	25,100
	Happy Narae Co., Ltd.		105	13,212	117,198
	Others		10,738	8,016	8,020

			38,732	142,055	507,964

		~~W~~	749,118	3,442,461	646,066

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expense and others include lease payments by the Company.
(*2)	Operating expense and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expense and others include ~~W~~778,230 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~89,969 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~2,000 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~7,039 million of dividend income received. Amount represents transaction amounts with Life & Security Holdings prior to its merger with SK Infosec Co., Ltd.
(*7)	Operating revenue and others include ~~W~~20,028 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~146,100 million of dividend income received and ~~W~~70,495 million of disposal amounts of Yongin SK Academy training facility.
(*9)	Operating revenue and others include ~~W~~18,749 million of dividend income received from Korea IT Fund, Pacific Telecom Inc. and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		2019
Scope	Company	Operating revenue and others		Operating expense and others (*1)	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*2)	~~W~~	29,130	508,255	47,789

Subsidiaries	SK Broadband Co., Ltd.		109,663	542,715	22,255
	PS&Marketing Corporation(*3)		12,408	1,595,661	985
	SK O&S Co., Ltd.		4,493	220,585	60,801
	SK Planet Co., Ltd.		2,963	89,026	92,477
	SK Telink Co., Ltd. (*4)		249,464	22,612	—
	SERVICE ACE Co., Ltd. (*5)		15,399	133,717	—
	SERVICE TOP Co., Ltd. (*6)		17,695	138,971	—
	Eleven Street Co., Ltd.		7,202	7,990	—
	Life & Security Holdings Co., Ltd. (*7)		33,111	1,257	222
	One Store Co., Ltd.		14,963	1,461	—
	SK Infosec Co., Ltd. (*8)		50,149	31,267	4,812
	DREAMUS COMPANY		1,185	49,214	—
	Others		8,095	39,575	5,799

			526,790	2,874,051	187,351

Associates	F&U Credit information Co., Ltd.		1,108	46,824	—
	SK hynix Inc. (*9)		246,522	255	—
	KEB HanaCard Co., Ltd.		832	1,901	—
	SK Wyverns Co., Ltd.		1,313	21,145	—
	Others (*10)		11,049	14,208	457

			260,824	84,333	457

Others	SK Engineering & Construction Co., Ltd.		5,722	253	7,400
	SK Innovation Co., Ltd.		14,470	2,748	—
	SK Networks Co., Ltd.		3,061	15,981	443
	SK Networks Service Co., Ltd.		733	45,942	2,569
	SK Telesys Co., Ltd.		215	965	25,886
	SK TNS Co., Ltd.		197	34,115	426,273
	SK Energy Co., Ltd.		2,914	248	—
	SKC Infra Service Co., Ltd.		64	8,573	2,008
	SK ENS Co., Ltd.		1,991	145	—
	UbiNS Co.,Ltd.		—	1,907	45,814
	Happy Narae Co., Ltd.		82	13,019	157,593
	Others		12,105	6,088	10,130

			41,554	129,984	678,116

		~~W~~	858,298	3,596,623	913,713

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2020 and 2019 are as follows, Continued:

(*1)	Operating expenses and others include lease payments by the Company.
(*2)	Operating expenses and others include ~~W~~216,241 million of dividends paid by the Company.
(*3)	Operating expenses and others include ~~W~~890,529 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*4)	Operating revenue and others include ~~W~~199,995 million of dividend income received.
(*5)	Operating revenue and others include ~~W~~7,499 million of dividend income received.
(*6)	Operating revenue and others include ~~W~~8,900 million of dividend income received.
(*7)	Operating revenue and others include ~~W~~21,117 million of dividend income received.
(*8)	Operating revenue and others include ~~W~~50,039 million of dividend income received.
(*9)	Operating revenue and others include ~~W~~219,150 million of dividend income received.
(*10)	Operating revenue and others include ~~W~~8,350 million of dividend income received from Korea IT Fund and UniSK.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.     Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows:

(In millions of won)		December 31, 2020
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,593	44,035

Subsidiaries	SK Broadband Co., Ltd.		—	12,035	224,714
	PS&Marketing Corporation		—	1,686	69,301
	SK O&S Co., Ltd.		—	78	38,220
	SK Planet Co., Ltd.		—	412	23,886
	SK Telink Co., Ltd.		—	11,994	26,621
	SERVICE ACE Co., Ltd.		—	210	28,111
	SERVICE TOP Co., Ltd.		—	158	28,215
	Eleven Street Co., Ltd.		—	545	8,182
	One Store Co., Ltd.		—	267	12,320
	SK m&service Co., Ltd.		—	2,688	15,046
	SK Infosec Co., Ltd.		—	921	13,998
	SK Communications Co., Ltd.		—	28	11,052
	Others		—	1,791	25,729

			—	32,813	525,395

Associates	F&U Credit information Co., Ltd.		—	5	4,005
	SK hynix Inc.		—	6,991	127
	Wave City Development Co., Ltd.(*1)		—	25,782	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	2,779	—
	KEB HanaCard Co., Ltd.		—	352	145,328
	Others		—	7,398	4,150

			22,147	43,307	153,610

Others	SK Engineering and Construction Co., Ltd.		—	410	152
	SK Innovation Co., Ltd.		—	4,277	42,896
	SK Networks Co., Ltd.		—	371	4,533
	SK Networks Services Co., Ltd.		—	—	6,328
	SK Telesys Co., Ltd.		—	33	4,331
	SK TNS Co., Ltd.		—	19	89,370
	SK Energy Co., Ltd		—	525	233
	Others		—	2,192	26,640

			—	7,827	174,483

		~~W~~	22,147	85,540	897,523

(*1)	As of December 31, 2020, the Company recognized loss allowance of ~~W~~10,880 million on the receivable – trade.
(*2)	As of December 31, 2020, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)		December 31, 2019
		Receivables			Payables
Scope	Company	Loans		Accounts receivable – trade, etc.	Accounts payable – other, etc.
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,869	53,297

Subsidiaries	SK Broadband Co., Ltd.		—	9,812	250,552
	PS&Marketing Corporation		—	122	67,146
	SK O&S Co., Ltd.		—	15	54,902
	SK Planet Co., Ltd.		—	949	100,431
	SK Telink Co., Ltd.		—	10,591	2,709
	SERVICE ACE Co., Ltd.		—	348	25,035
	SERVICE TOP Co., Ltd.		—	15	26,837
	Eleven Street Co., Ltd.		—	131	4,730
	One Store Co., Ltd.		—	263	27,409
	SK m&service Co., Ltd.		—	3,220	8,006
	SK Infosec Co., Ltd.		—	24	8,136
	SK Communications Co., Ltd.		—	31	11,574
	Others		—	1,062	11,065

			—	26,583	598,532

Associates	F&U Credit information Co., Ltd.		—	—	4,742
	SK hynix Inc.		—	5,602	100
	Wave City Development Co., Ltd.(*1)		—	31,523	—
	Daehan Kanggun BcN Co., Ltd.(*2)		22,147	5,359	—
	KEB HanaCard Co., Ltd.		—	1,025	9,474
	Others		204	25	2,261

			22,351	43,534	16,577

Others	SK Engineering and Construction Co., Ltd.		—	3,527	97
	SK Innovation Co., Ltd.		—	5,542	43,610
	SK Networks Co., Ltd.		—	333	9,058
	SK Networks Services Co., Ltd.		—	—	7,739
	SK Telesys Co., Ltd.		—	26	3,592
	SK TNS Co., Ltd.		—	9	193,946
	SK Energy Co., Ltd		—	215	217
	UbiNS Co., Ltd.		—	—	16,741
	Others		—	1,699	18,139

			—	11,351	293,139
		~~W~~	22,351	83,337	961,545

(*1)	As of December 31, 2019, the Company recognized loss allowance of ~~W~~13,283 million on the receivable – trade.
(*2)	As of December 31, 2019, the Company recognized full loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

36.	Transactions with Related Parties, Continued

(5)	There were additional investments and disposal transactions in subsidiaries, associates and joint ventures during the years ended December 31, 2020 as presented in note 10.

37.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The sales agents of the Company sell handsets to the Company’s subscribers on an installment basis. The Company entered into comprehensive agreements to purchase accounts receivables from handset sales with retail stores and authorized dealers, and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~571,004 million and ~~W~~646,837 million as of December 31 2020 and 2019, respectively, which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of December 31, 2020, the Company is involved in various legal claims and litigations. Provision recognized in relation to these claims and litigation is immaterial. In connection with those legal claims and litigations for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Gain on foreign currency translations	~~W~~	(38)	(1,870)
Interest income		(26,463)	(35,463)
Dividends		(285,040)	(525,045)
Gain relating to financial assets at FVTPL		(5,956)	(859)
Gain relating to financial liabilities at FVTPL		—	(56)
Gain on disposal of property and equipment and intangible assets		(31,711)	(5,281)
Gain on business transfer		(12,451)	(59,375)
Gain on valuation of derivatives		(22,859)	(465)
Gain on settlement of derivatives		(7,380)	(29,176)
Gain on sale of accounts receivable - other		(22,605)	(15,855)
Other income		(959)	(558)
Loss on foreign currency translations		317	2,253
Bad debt for accounts receivable - trade		23,611	4,036
Bad debt for accounts receivable - other		3,767	3,295
Loss relating to financial assets at FVTPL		589	7,448
Loss relating to financial liabilities at FVTPL		—	43
Depreciation and amortization		3,011,626	2,931,107
Loss on disposal of property and equipment and intangible assets		18,882	12,232
Impairment loss on property and equipment and intangible assets		200,133	23,231
Interest expenses		244,037	256,186
Loss on settlement of derivatives		2,637	641
Loss relating to investments in subsidiaries and associates		11,840	68,550
Loss on sale of accounts receivable - other		—	5,823
Expense related to defined benefit plan		59,410	45,229
Share option		179	295
Income tax expense		182,663	204,987
Other expenses		16,889	7,489

	~~W~~	3,361,118	2,898,842

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Accounts receivable – trade	~~W~~	(49,900)	(135,840)
Accounts receivable – other		118,097	39,630
Advance payments		(5,305)	(11,040)
Prepaid expenses		(93,396)	(351,997)
Inventories		5,260	10,954
Long-term accounts receivable - other		19,238	(55,916)
Long-term prepaid expenses		227,843	(392,715)
Guarantee deposits		24,225	8,429
Contract assets		(335)	(23,366)
Accounts payable – other		95,810	160,397
Withholdings		(24,191)	(10,967)
Deposits received		1,415	(1,012)
Accrued expenses		(85,389)	95,985
Plan assets		(54,812)	(28,549)
Retirement benefit payment		(26,066)	(21,875)
Contract liabilities		(8,273)	34,441
Others		25,368	(19,652)

	~~W~~	169,589	(703,093)

(3)	Significant non-cash transactions for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020		2019
Increase (decrease) in accounts payable - other relating to the acquisition of property and equipment and intangible assets	~~W~~	(402,598)	483,005
Increase of right-of-use assets		514,681	880,013
Contribution in kind for investments		4,702	168
Increase of investment in subsidiary from spin-off		34,308	—

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows:

(In millions of won)
	2020
					Non-cash transactions
	January 1, 2020		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2020

Total liabilities from financing activities:
Long-term borrowings	~~W~~	32,934		(13,624)	(1,194)	—	492	18,608
Debentures		6,407,964		547,000	(85,091)	—	5,367	6,875,240
Lease liabilities		1,175,904		(349,656)	—	—	486,950	1,313,198
Long-term payables – other		1,968,538		(425,349)	—	—	23,134	1,566,323
Derivative financial Liabilities		—		8,191	—	32,827	—	41,018
Derivative financial assets		(126,251)		28,500	—	35,445	—	(62,306)

	~~W~~	9,459,089		(204,938)	(86,285)	68,272	515,943	9,752,081
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(731,364)
Payments of interest on hybrid bonds				(14,766)
Acquisition of treasury shares				(426,664)

				(1,172,794)

			~~W~~	(1,377,732)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

38.	Statements of Cash Flows, Continued

(4)	Reconciliation of liabilities arising from financing activities for the years ended December 31, 2020 and 2019 are as follows, Continued:

(In millions of won)
	2019
					Non-cash transactions
	January 1, 2019		Cash flows		Exchange rate changes(*)	Fair value changes	Other changes	December 31, 2019

Total liabilities from financing activities:
Long-term borrowings	~~W~~	44,394		(12,882)	1,129	—	293	32,934
Debentures		5,722,612		645,274	47,343	(56)	(7,209)	6,407,964
Lease liabilities		709,046		(364,614)	—	—	831,472	1,175,904
Long-term payables – other		2,362,966		(425,349)	—	—	30,921	1,968,538
Derivative financial Liabilities		1,107		626	—	(1,733)	—	—
Derivative financial assets		(50,805)		11,800	—	(84,975)	(2,271)	(126,251)

	~~W~~	8,789,320		(145,145)	48,472	(86,764)	853,206	9,459,089
Other cash flows from financing activities:
Payments of cash dividends			~~W~~	(718,698)
Payments of interest on hybrid bonds				(14,766)
Disposal of treasury shares				300,000

				(433,464)

			~~W~~	(578,609)

(*)	The effect of changes in foreign exchange rates for financial liabilities at amortized cost.

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

39.	Spin-off

On October 15, 2020, the board of directors of the Company made a resolution to spin off its mobility business and incorporate a new company (“T Map Mobility Co., Ltd.”) and the resolution was approved as presented at the extraordinary shareholders’ meeting on November 26, 2020. The details of spin-off are as follows:

Information of Spin-off
Spin-off method	Simple vertical spin-off
Company	SK Telecom Co., Ltd. (Surviving Company)
T Map Mobility Co., Ltd. (New Company)
Shareholders’ meeting approval date	November 26, 2020
Effective date of the spin-off	December 29, 2020

The Company determined the acquisition cost of investment in subsidiary at the carved out carrying amount of net assets transferred to the New Company by the spin-off. The carrying amount of net assets transferred by the spin-off and the acquisition cost of investment in subsidiary are as follows:

(In millions of won)
Amount
I. Assets:
Cash and cash equivalents	121,100
Trade and other receivables	2,460
Inventories, net	684
Property and equipment, net	11,589
Intangible assets, net	34,093
Deferred tax assets	112
Other assets	1,126

171,164
II. Liabilities:
Accounts payable - other	7,003
Accrued expenses	5,020
Withholdings	2,715
Defined benefit liabilities	289
Lease liabilities	39
Other liabilities	1,038

16,104
III. Net assets transferred (I - II)	155,060

IV. Acquisition incidental expense	348

V. Investment in subsidiary (III+IV)	155,408

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2020 and 2019

40.	Subsequent Events

On January 26, 2021, the Company has entered into a memorandum of understanding (“MOU”) with E-MART Inc. to sell its entire 1,000,000 common stock of SK Wyverns Co., Ltd., in addition to land and buildings for ~~W~~100,000 million and ~~W~~35,280 million, respectively. In accordance with the MOU, the sale and purchase agreement of stock has been executed on February 23, 2021 and the agreement to sell land and building with SK Wyverns Co., Ltd. was executed on February 26, 2021.

Independent Auditors’ Report on Internal Control over Financial Reporting

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

SK Telecom Co., Ltd.:

Opinion on Internal Control over Financial Reporting

We have audited SK Telecom Co., Ltd.’s (the “Company”) Internal Control over Financial Reporting (“ICFR”) as of December 31, 2020, based on the criteria established in Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (“KSAs”), the separate financial statements of the Company, which comprise the separate statement of financial position as of December 31, 2020, the separate statements of income, comprehensive income, changes in equity, and cash flows for the year then ended, and notes, comprising significant accounting policies and other explanatory information, and our report dated March 11, 2021 expressed an unmodified opinion on those separate financial statements.

Basis for Opinion

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting

The Company’s management is responsible for designing, operating, and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on the Operation of Internal Control over Financial Reporting.

Those charged with governance are responsible for overseeing the Company’s internal control over financial reporting.

Auditors’ Responsibilities for the Audit of the Internal Control over Financial Reporting

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

The Company’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with K-IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditors’ report is In Hye Kang.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2021

This report is effective as of March 11, 2021, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Report on the Operation of Internal Control over Financial Reporting

English translation of a Report Originally Issued in Korean

To Shareholders, the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting (“ICFR”) Officer of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s ICFR for the year ending December 31, 2020.

The Company’s management including the CEO and ICFR Officer is responsible for designing and operating ICFR. We, as the CEO and ICFR Officer (collectively, “We”, “Our” or “Us”), evaluated whether the ICFR has been appropriately designed and is effectively operating to prevent and detect error or fraud which may cause material misstatement of the financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea (the “ICFR Committee”)’ as the criteria for design and operation of the Company’s ICFR. We also conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment of ICFR operation, we concluded that the Company’s ICFR has been appropriately designed and is operating effectively in all material respects as of December 31, 2020, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 1, 2021

/s/ Yoon, Poong Young
Internal Control over Financial Reporting Officer

/s/ Park, Jung Ho
Chief Executive Officer